Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2015 and 2014 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 9, 2016

This report is effective as of March 9, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)

(In millions of won)	Note	2015		2014
Assets
Cash and due from banks	4,8,20	￦	22,024,404	20,584,838
Trading assets	4,9,20		22,638,449	24,362,176
Financial assets designated at fair value through profit or loss	4,10,20		3,244,166	2,737,375
Derivative assets	4,11		1,994,714	1,568,307
Loans	4,12,20		246,441,361	221,617,689
Available-for-sale financial assets	4,13,20		33,966,071	31,418,014
Held-to-maturity financial assets	4,13,20		16,192,060	13,373,384
Property and equipment	14,20		3,038,477	3,147,255
Intangible assets	15		4,274,896	4,152,843
Investments in associates	16		393,006	341,876
Current tax receivable			9,740	10,643
Deferred tax assets	42		163,944	228,356
Investment property	17		208,717	267,529
Other assets	4,18,20		15,945,927	14,202,627
Assets held for sale			3,690	8,892

Total assets		￦	370,539,622	338,021,804

Liabilities
Deposits	4,21	￦	217,676,428	193,709,738
Trading liabilities	4,22		2,135,390	2,688,734
Financial liabilities designated at fair value through profit or loss	4,23		8,916,332	8,996,181
Derivative liabilities	4,11		2,599,288	1,717,555
Borrowings	4,24		21,733,865	22,973,767
Debt securities issued	4,25		41,221,284	37,334,612
Liabilities for defined benefit obligations	26		226,130	309,457
Provisions	27		698,788	694,165
Current tax payable			142,014	256,993
Deferred tax liabilities	42		11,193	9,549
Liabilities under insurance contracts	28		20,058,284	17,776,280
Other liabilities	4,29		23,310,990	21,039,865

Total liabilities			338,729,986	307,506,896

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(423,536)	(393,405)
Accumulated other comprehensive income			304,771	637,894
Retained earnings			17,689,134	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			30,839,655	29,184,099
Non-controlling interests			969,981	1,330,809

Total equity			31,809,636	30,514,908

Total liabilities and equity		￦	370,539,622	338,021,804

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Notes	2015		2014
Interest income		￦	11,129,704	12,060,507
Interest expense			(4,436,771)	(5,270,707)

Net interest income	32		6,692,933	6,789,800

Fees and commission income			3,896,529	3,560,500
Fees and commission expense			(2,275,550)	(2,091,342)

Net fees and commission income	33		1,620,979	1,469,158

Insurance income			4,447,828	4,221,120
Insurance expenses			(4,879,989)	(4,634,320)

Net insurance loss	28		(432,161)	(413,200)

Dividend income	34		308,277	175,798
Net trading income (expenses)	35		(344,098)	262,492
Net foreign currency transaction gain			78,236	223,718
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		459,765	(360,972)
Net gain on disposal of available-for-sale financial assets	13		772,474	680,931
Impairment losses on financial assets	37		(1,264,053)	(1,174,379)
General and administrative expenses	38		(4,475,068)	(4,462,883)
Other operating expenses, net	40		(444,143)	(535,653)

Operating income			2,973,141	2,654,810
Equity method income	16		20,971	30,580
Other non-operating income, net	41		146,465	182,186

Profit before income taxes			3,140,577	2,867,576

Income tax expense	42		694,619	667,965

Profit for the year		￦	2,445,958	2,199,611

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Notes	2015		2014
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		￦	(6,469)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets			(265,990)	135,908
Equity in other comprehensive income of associates			11,624	6,255
Net change in unrealized fair value of cash flow hedges			2,932	(16,378)
Other comprehensive income (loss) of separate account			3,092	5,820

			(254,811)	118,737
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(81,813)	(154,416)

Total other comprehensive loss, net of income tax	30		(336,624)	(35,679)

Total comprehensive income for the year		￦	2,109,334	2,163,932

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	2,367,171	2,081,110
Non-controlling interest			78,787	118,501

		￦	2,445,958	2,199,611

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	2,034,048	2,046,037
Non-controlling interest			75,286	117,895

		￦	2,109,334	2,163,932

Earnings per share:	30,43
Basic and diluted earnings per share in won		￦	4,789	4,195

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908
Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2015

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2015	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)
Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive income (loss)						(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income						(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(436,114)	(436,114)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(436,114)	(814,606)

Balance at December 31, 2015	￦	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Notes	2015		2014
Cash flows from operating activities
Profit before income taxes		￦	3,140,577	2,867,576
Adjustments for:
Interest income	32		(11,129,704)	(12,060,507)
Interest expense	32		4,436,771	5,270,707
Dividend income	34		(308,277)	(175,798)
Net fees and commission expense			168,313	166,204
Net insurance loss			2,714,061	2,583,739
Net trading loss	35		751,811	151,525
Net foreign currency translation loss			163,417	31,356
Net loss (gain) on financial instruments designated at fair value through profit or loss	36		(748,959)	117,137
Net gain on disposal of available-for-sale financial assets	13		(772,474)	(680,931)
Provision for credit losses	37		1,021,711	944,429
Impairment losses on other financial assets	37		242,342	229,951
Employee costs			185,222	143,330
Depreciation and amortization	38		278,882	312,966
Other operating income			(623,639)	(213,139)
Equity method income, net	16		(20,971)	(30,580)
Other non-operating income, net			(18,463)	(117,933)

			(3,659,957)	(3,327,544)

Changes in assets and liabilities:
Due from banks			(1,926,814)	(4,542,186)
Trading assets and liabilities			1,583,631	(4,711,789)
Financial instruments designated at fair value through profit or loss			210,582	3,593,303
Derivative instruments			(382,276)	(261,032)
Loans			(24,731,045)	(16,978,229)
Other assets			(3,562,267)	(2,012,074)
Deposits			23,246,539	14,994,221
Liabilities for defined benefit obligations	26		(347,926)	(141,614)
Provisions	27		(71,272)	(128,531)
Other liabilities			3,578,899	3,079,941

			(2,401,949)	(7,107,990)

Income taxes paid			(640,393)	(667,784)
Interest received			10,921,869	11,732,050
Interest paid			(4,700,685)	(5,789,333)
Dividends received			310,852	212,381

Net cash provided by (used in) operating activities		￦	2,970,314	(2,080,644)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2015 and 2014

(In millions of won)	Notes	2015		2014
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		￦	31,592,380	32,886,606
Acquisition of available-for-sale financial assets			(33,755,811)	(30,227,793)
Proceeds from redemption of held-to-maturity financial assets			2,414,031	2,667,782
Acquisition of held-to-maturity financial assets			(5,150,329)	(4,959,391)
Proceeds from disposal of property and equipment	14,41		8,760	32,377
Acquisition of property and equipment	14		(124,844)	(182,130)
Proceeds from disposal of intangible assets	15,41		5,463	10,275
Acquisition of intangible assets	15		(132,636)	(62,984)
Proceeds from disposal of investments in associates			35,396	77,592
Acquisition of investments in associates			(30,927)	(61,289)
Proceeds from disposal of investment property	17,41		16,171	676,496
Acquisition of investment property	17		(10,296)	(1,037)
Proceeds from disposal of assets held for sale			88,235	232,365
Net increase in other assets			(22,173)	(128,080)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			5,000	—
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(63,847)	—
Business combination, net of cash used	45		(163,172)	—

Net cash provided by (used in) investing activities			(5,288,599)	960,789

Cash flows from financing activities
Issuance of hybrid bonds			199,455	—
Net increase (decrease) in borrowings			(1,557,883)	2,597,817
Proceeds from debt securities issued			16,512,720	10,262,773
Repayments of debt securities issued			(12,867,244)	(10,619,073)
Net decrease in other liabilities			(7,258)	(28,842)
Dividends paid			(546,160)	(399,791)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			23,270	—
Payment for settlement of hedging derivative financial instruments for debt securities issued			(17,342)	(20,980)
Redemption of subsidiary’s hybrid bonds and others			(426,808)	(1,105,051)

Net cash provided by financing activities			1,312,750	686,853

Effect of exchange rate fluctuations on cash and cash equivalents held			8,375	16,237

Decrease in cash and cash equivalents			(997,160)	(416,765)

Cash and cash equivalents at beginning of period	45		5,604,411	6,021,176

Cash and cash equivalents at end of period	45	￦	4,607,251	5,604,411

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2015 and 2014 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2015	2014
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	100.0	—
”	PT Bank Metro Express	Indonesia	”	97.76	—
”	PT Centratama Nasional Bank	”	”	75.0	—
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Nam An Securities Co., Ltd.	Vietnam	”	100.0	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2015	2014
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 37 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 43 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ￦1,214,305 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2016, which will be submitted for approval to the coming shareholders’ meeting.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation (continued)

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

i) K-IFRS No. 1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No. 1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

ii) K-IFRS No. 1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No. 1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii) K-IFRS No. 1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No. 1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv) K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039, even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation (continued)

v) K-IFRS No. 1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No. 1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi) K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for the changes in accounting policies as explained in Note 2 (e).

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, and others.

(b)	Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(l)	Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(q)	Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equal to the average amount of net losses of the worst 30% of cases forecasted by scenarios or the standard reserve amount, as defined by Financial Supervisory Service, by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a statistical method considering the company’s experience rate

•	Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount declared but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv) Reinsurance contracts

According to K-IFRS 1104, “Insurance Contracts”, the Group does not offset:

1) reinsurance assets against the related insurance liabilities; or

2) income or expense from reinsurance contracts against the expense or income from the related insurance contracts.

If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2015, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Other published new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning after January 1, 2015 which have not been early adopted, are not expected to have a significant impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exp osed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

4.	Financial risk management (continued)

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

4.	Financial risk management (continued)

(b)	Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2015 and 2014 are as follows:

	2015		2014
Due from banks and loans (*1)(*3):
Banks	￦	14,486,162	13,663,318
Retail		107,030,770	94,282,270
Government		16,701,241	12,195,758
Corporations		110,468,717	102,160,212
Card receivable		17,821,341	17,378,179

		266,508,231	239,679,737

Trading assets		19,595,405	21,500,955
Financial assets designated at FVTPL (*4)		2,329,018	1,946,200
AFS financial assets (*5)		29,037,640	26,855,662
HTM financial assets (*6)		16,192,060	13,373,384
Derivative assets		1,994,714	1,568,307
Other financial assets (*1)(*2)		11,878,420	10,151,338
Financial guarantee contracts		3,679,486	3,090,873
Loan commitments and other credit liabilities		76,965,151	74,295,365

	￦	428,180,125	392,461,821

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

iii) Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2015 and 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	￦	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	￦	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2015 and 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	￦	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	￦	124,306	69,399,485	—	57,477,691	5,045	127,006,527

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	￦	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	￦	59,826	63,402,563	398	51,326,493	4,970	114,794,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2015 and 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	￦	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	￦	—	258,827	—	54,985	8	313,820

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	￦	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	￦	—	307,234	11	98,941	25	406,211

•	Due from banks and loans that are impaired as of December 31, 2015 and 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	￦	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	￦	—	109,869	—	399,142	7	509,018

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	￦	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	￦	—	137,039	—	488,535	2	625,576

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

iv) Credit rating

•	Credit ratings of debt securities as of December 31, 2015 and 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

	￦	19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	￦	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

(*)	FVTPL : fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Neither past due nor impaired	￦	67,003,272	63,444,233
Impaired		1,631	7,412

	￦	67,004,903	63,451,645

•	Assets acquired through foreclosures amounting to ￦1,185 million and ￦2,585 million are classified as assets held for sale (non-business purpose property) as of December 31, 2015 and 2014, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

v)	Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2015 and 2014 are as follows:

	2015
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	6,735,520	1,541,760	348,956	340,933	3,929,087	1,589,906	14,486,162
Retail		104,878,555	292,437	1,313,156	117,797	98,679	330,146	107,030,770
Government		15,108,925	294,332	550,439	67,251	438,214	242,080	16,701,241
Corporations		99,243,181	1,548,932	1,724,085	1,399,971	2,438,980	4,113,568	110,468,717
Card		17,790,098	6,997	2,247	7,819	6,423	7,757	17,821,341

		243,756,279	3,684,458	3,938,883	1,933,771	6,911,383	6,283,457	266,508,231

Trading assets		19,337,295	8,413	1,054	—	87,110	161,533	19,595,405
Financial assets designated at FVTPL (*1)		2,247,189	—	—	—	36,396	45,433	2,329,018
AFS financial assets (*2)		27,586,155	619,084	89,433	418,865	46,545	277,558	29,037,640
HTM financial assets (*3)		15,789,289	148,073	26,770	73,226	148,258	6,444	16,192,060

	￦	308,716,207	4,460,028	4,056,140	2,425,862	7,229,692	6,774,425	333,662,354

	2014
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	6,605,378	1,585,332	367,795	345,781	2,654,699	2,104,333	13,663,318
Retail		92,855,198	264,564	784,086	56,376	45,115	276,931	94,282,270
Government		11,321,880	115,845	73,475	80,516	540,175	63,867	12,195,758
Corporations		92,121,984	1,339,264	1,480,651	1,294,133	2,665,519	3,258,661	102,160,212
Card		17,349,245	6,597	2,401	8,394	4,503	7,039	17,378,179

		220,253,685	3,311,602	2,708,408	1,785,200	5,910,011	5,710,831	239,679,737

Trading assets		21,153,829	7,450	—	—	114,897	224,779	21,500,955
Financial assets designated at FVTPL (*1)		1,912,084	—	—	—	34,116	—	1,946,200
AFS financial assets (*2)		25,839,853	397,158	37,005	416,632	29,669	135,345	26,855,662
HTM financial assets (*3)		13,178,520	83,560	23,137	22,031	54,860	11,276	13,373,384

	￦	282,337,971	3,799,770	2,768,550	2,223,863	6,143,553	6,082,231	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2015 and 2014 are as follows:

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL (*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets (*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets (*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	￦	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

	2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	￦	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4. Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. When computing the VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2015 and 2014 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	305,563	328,357	281,223	328,357
Stock price		174,365	213,507	132,172	132,172
Foreign exchange		125,048	141,887	110,512	141,159
Option volatility		7,820	16,811	3,747	4,561

	￦	612,796	700,562	527,654	606,249

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	256,051	293,708	214,823	292,081
Stock price		130,879	161,505	85,819	159,049
Foreign exchange		121,334	145,703	104,065	114,101
Option volatility		7,857	9,843	5,577	5,577

	￦	516,121	610,759	410,284	570,808

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Average		Maximum	Minimum	September 30
Interest rate	￦	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange (*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	￦	55,272	61,930	51,702	57,073

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2015 and 2014, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	￦	39,899	45,219	34,409	34,409

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	￦	41,063	48,146	34,232	40,999

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	￦	22,876	65,184	11,878	29,746

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	￦	14,405	30,967	6,374	17,478

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2015 and 2014 are as follows:

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	￦	2,709	6,212	917	2,221

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	￦	4,439	12,914	1,300	2,078

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of December 31, 2015 and 2014 are as follows:

ii-1)	Shinhan Bank

	2015		2014
VaR	￦	202,029	179,367
EaR		185,254	313,619

ii-2)	Shinhan Card

	2015		2014
VaR	￦	88,825	89,909
EaR		12,663	23,458

ii-3)	Shinhan Investment

	2015		2014
VaR	￦	9,846	5,106
EaR		85,881	119,812

ii-4)	Shinhan Life Insurance

	2015		2014
VaR	￦	206,432	201,940
EaR		5,947	4,525

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4. Financial risk management (continued)

iii)	Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.

Foreign currency denominated assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	3,255,745	1,146,612	137,912	1,854,220	875,451	7,269,940
Trading assets		376,477	6,102	52,440	27,330	172,335	634,684
Financial assets designated at FVTPL (*1)		335,474	—	—	—	—	335,474
Derivative assets		77,075	8,110	2,596	3,989	330	92,100
Loans		15,053,386	4,460,483	1,150,044	2,881,059	3,012,725	26,557,697
AFS financial assets (*2)		1,961,730	65,075	16,979	5,441	594,535	2,643,760
HTM financial assets (*3)		124,651	143,529	—	148,258	83,892	500,330
Other financial assets		2,338,372	268,558	126,115	654,260	185,008	3,572,313

	￦	23,522,910	6,098,469	1,486,086	5,574,557	4,924,276	41,606,298

Liabilities:
Deposits	￦	8,526,888	5,300,848	451,613	3,544,013	2,554,630	20,377,992
Trading liabilities		317	—	—	—	453,605	453,922
Financial liabilities designated at FVTPL (*1)		368,633	4,530	1,142	—	—	374,305
Derivative liabilities		60,636	658	260	2,260	209	64,023
Borrowings		6,043,186	179,412	390,562	717,309	366,803	7,697,272
Debt securities issued		5,581,146	291,603	153,664	216,660	144,381	6,387,454
Other financial liabilities		2,465,314	211,698	337,612	827,811	314,892	4,157,327

	￦	23,046,120	5,988,749	1,334,853	5,308,053	3,834,520	39,512,295

Net assets (liabilities)	￦	476,790	109,720	151,233	266,504	1,089,756	2,094,003
Off-balance derivative exposure		266,359	24,438	(121,245)	69,342	(408,120)	(169,226)

Net position	￦	743,149	134,158	29,988	335,846	681,636	1,924,777

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,379,606	798,025	152,503	2,001,028	700,881	6,032,043
Trading assets		278,187	8,986	—	110,086	285,465	682,724
Financial assets designated at FVTPL (*1)		149,380	—	—	—	—	149,380
Derivative assets		127,127	351	5,205	1,418	1,746	135,847
Loans		14,854,848	4,218,136	929,165	2,304,384	2,345,771	24,652,304
AFS financial assets (*2)		1,638,766	41,160	4,143	—	536,891	2,220,960
HTM financial assets (*3)		61,376	180,191	—	51,180	38,326	331,073
Other financial assets		1,884,301	213,949	33,864	279,412	120,851	2,532,377

	￦	21,373,591	5,460,798	1,124,880	4,747,508	4,029,931	36,736,708

Liabilities:
Deposits	￦	7,416,198	4,548,996	383,545	3,003,747	2,325,939	17,678,425
Trading liabilities		430	—	—	—	428,936	429,366
Financial liabilities designated at FVTPL (*1)		188,123	—	—	—	—	188,123
Derivative liabilities		69,371	72,637	366	916	579	143,869
Borrowings		5,519,777	261,194	511,723	387,367	261,130	6,941,191
Debt securities issued		5,515,370	585,209	—	—	389,648	6,490,227
Other financial liabilities		1,999,245	129,719	103,272	436,379	185,590	2,854,205

	￦	20,708,514	5,597,755	998,906	3,828,409	3,591,822	34,725,406

Net assets (liabilities)	￦	665,077	(136,957)	125,974	919,099	438,109	2,011,302
Off-balance derivative exposure		350,795	132,161	(60,167)	(554,143)	83,193	(48,161)

Net position	￦	1,015,872	(4,796)	65,807	364,956	521,302	1,963,141

(*1)	AFS : available-for-sale
(*2)	HTM : held-to-maturity
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4. Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2015 and 2014 are as follows:

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	16,843,128	1,641,876	1,530,110	2,050,819	29,843	23,073	22,118,849
Trading assets (*3)		22,501,571	24,397	30,194	73,262	20,028	6,593	22,656,045
Financial assets designated at fair value through profit or loss		2,369,896	51,860	4,688	97,645	619,170	101,074	3,244,333
Loans		29,674,971	30,614,739	37,138,646	55,209,656	66,445,746	54,084,550	273,168,308
Available-for-sale financial assets (*3)		29,415,328	1,091,745	12,623	1,173,011	398,156	1,904,249	33,995,112
Held-to-maturity financial assets		78,916	236,378	565,038	1,085,581	9,518,678	9,582,297	21,066,888
Other financial assets		8,057,613	24,202	21,106	290,955	3,502,493	90,587	11,986,956

	￦	108,941,423	33,685,197	39,302,405	59,980,929	80,534,114	65,792,423	388,236,491

Liabilities:
Deposits (*2)	￦	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities (*3)		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	(7,698)	303,104	196,771	321,174	55,163	19,491,650

	￦	140,544,256	27,260,938	31,338,612	63,860,076	49,375,356	9,227,878	321,607,116

Off balance (*4):
Finance guarantee contracts	￦	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and other		76,965,151	—	—	—	—	—	76,965,151

	￦	80,644,637	—	—	—	—	—	80,644,637

Derivatives:
Cash inflows	￦	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	￦	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4. Financial risk management (continued)

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	16,293,055	1,202,567	1,294,502	1,824,756	35,664	47,375	20,697,919
Trading assets (*3)		24,206,873	7,380	—	37,479	36,498	81,519	24,369,749
Financial assets designated at fair value through profit or loss		1,894,062	32,715	116,973	26,051	564,132	103,596	2,737,529
Loans		28,612,094	29,867,481	34,979,379	51,517,129	55,500,327	49,283,1622	249,759,572
Available-for-sale financial assets (*3)		26,174,710	1,955,624	30,042	1,002,739	26,551	2,229,016	31,418,682
Held-to-maturity financial assets		205,544	636,188	394,655	1,265,085	7,646,864	7,471,576	17,619,912
Other financial assets		6,337,858	21,269	20,151	327,983	3,382,771	190,599	10,280,631

	￦	103,724,196	33,724,224	36,835,702	56,001,222	67,192,807	59,406,843	356,883,994

Liabilities:
Deposits (*2)	￦	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities		2,688,734	—	—	—	—	—	2,688,734
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	￦	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Finance guarantee contracts	￦	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and other		74,295,365	—	—	—	—	—	74,295,365

	￦	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	￦	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	￦	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ￦83,639,042 million and ￦68,949,585 million as of December 31, 2015 and 2014 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2015 and 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	5,496,812	13,789,920	159,454	19,446,186
Equity securities		1,168,610	1,832,283	42,149	3,043,042
Gold deposits		149,221	—	—	149,221
Financial assets designated at fair value through profit or loss:
Debt securities and others		133,652	1,868,749	326,618	2,329,019
Equity securities		6,045	784,596	124,506	915,147
Derivative assets:
Trading		4,881	1,695,320	113,160	1,813,361
Hedging		—	153,455	27,898	181,353
Available-for-sale financial assets:
Debt securities		9,265,153	19,582,353	190,134	29,037,640
Equity securities		1,545,321	594,186	2,788,924	4,928,431

	￦	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities:
Securities sold	￦	1,681,785	—	—	1,681,785
Gold deposits		453,605	—	—	453,605
Financial liabilities designated at fair value through profit or loss:
Deposits		—	10,542	2,967	13,509
Securities sold		86,532	—	—	86,532
Derivatives-combined securities		—	2,374,637	6,441,654	8,816,291
Derivative liabilities:
Trading		9,122	1,653,121	752,927	2,415,170
Hedging		—	92,146	91,972	184,118

	￦	2,231,044	4,130,446	7,289,520	13,651,010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	5,553,244	15,567,883	155,271	21,276,398
Equity securities		1,191,394	1,659,309	10,519	2,861,222
Gold deposits		224,556	—	—	224,556
Financial assets designated at fair value through profit or loss:
Debt securities and others		59,945	1,469,473	416,782	1,946,200
Equity securities		17,955	630,537	142,683	791,175
Derivative assets:
Trading		4,640	1,247,402	159,126	1,411,168
Hedging		—	95,706	61,433	157,139
Available-for-sale financial assets:
Debt securities		7,371,643	19,468,619	15,400	26,855,662
Equity securities		1,647,908	346,331	2,568,113	4,562,352

	￦	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities:
Securities sold	￦	2,259,798	—	—	2,259,798
Gold deposits		428,936	—	—	428,936
Financial liabilities designated at fair value through profit or loss:
Deposits		—	3,054	3.085	6,139
Securities sold		417	—	—	417
Derivatives-combined securities		154	2,004,122	6,985,349	8,989,625
Derivative liabilities:
Trading		5,317	1,360,839	230,244	1,596,400
Hedging		—	92,392	28,763	121,155

	￦	2,694,622	3,460,407	7,247,441	13,402,470

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2015 and 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive income (loss) for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	￦	201,603	451,124	2,979,058	(703,841)	(6,444,621)

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	35,345	894,706	2,134,276	(305,107)	(4,529,091)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(114,991)	348,608	(356,036)
Recognized in other comprehensive income (loss) for the year		—	—	133,010	(798)	—

		7,519	(124,819)	18,019	347,810	(356,036)
Purchase		412,363	323,824	603,113	30,864	—
Issue		—	—	—	—	(3,538)
Settlement		(289,437)	(534,246)	(203,674)	(111,963)	(2,099,769)
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	￦	165,790	559,465	2,583,513	(38,448)	(6,988,434)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2015 and 2014, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2015			2014
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	￦	(517,524)	(797,960)	202,418	1,329
Gain (loss) on financial instruments designated at FVTPL		398,938	726,298	(480,854)	(232,238)
Gain (loss) on disposal of available-for-sale financial assets		148,084	—	26,342	—
Impairment losses on financial assets		(88,327)	(85,679)	(141,410)	(140,885)
Other operating income (expenses)		(70,591)	(70,385)	153,785	154,846

	￦	(129,420)	(227,726)	(239,719)	(216,948)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2015 are as follows:

Type of financial instrument	Valuation technique		Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF	(*1)	￦	13,789,920	Discount rate
Equity securities	NAV	(*2)		1,832,283	Price of underlying assets

				15,622,203

Financial assets designated at fair value through profit or loss:
Debt securities	DCF	(*1)		1,868,749	Discount rate
Equity securities	NAV	(*2)		784,596	Price of underlying assets

				2,653,345

Derivative assets:
Trading	Option model, DCF	(*1)		1,695,320	Discount rate, foreign exchange rate,
Hedging				153,455	volatility, stock price, commodity index, etc.

				1,848,775

Available-for-sale financial assets:
Debt securities	DCF	(*1)		19,582,353	Price of underlying assets
Equity securities	NAV	(*2)		594,186

				20,176,539

				40,300,862

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF	(*1)		2,385,179	Discount rate
Derivative liabilities:
Trading	Option model, DCF	(*1)		1,653,121	Discount rate, foreign exchange rate,
Hedging				92,146	volatility, stock price, commodity index, etc.

				1,745,267

			￦	4,130,446

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2015 are as follows:

Type of financial instrument	Valuation technique		Carrying value (*4)		Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF	(*1)	￦	159,454	The volatility of the underlying asset, correlations	0.44%~23.73% 77.95%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF	(*1)		451,124	The volatility of the underlying asset, correlations	5.06%~80.39% (7.44)%~53.5%
Derivative assets:
Equity and foreign exchange related	Option model	(*2)		74,613	The volatility of the underlying asset, correlations	3.74%~43.50% (44.72%)~53.5%
Interest rates related	Option model	(*2)		55,189	The volatility of the underlying asset, regression coefficient, correlations	0.40%~16.6% 0.02%~2.05% 0%~100%
Credit and commodity related	Option model	(*2)		11,256	The volatility of the underlying asset, correlations	1.41%~47.48% (8.26%)~90.25%

				141,058

Available-for-sale financial assets:
Debt securities	NAV	(*3)		190,134	Discount rate, growth rate	0.84%~21.65% 0%~3.5%
Equity securities	DCF	(*1)		2,788,924

				2,979,058
			￦	3,730,694

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique		Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model	(*1)	￦	6,444,621	The volatility of the underlying asset, correlations	22.20%~28.48% 15.43%~52.70%
Derivative liabilities:
Equity and foreign exchange related	Option model	(*1)		590,208	The volatility of the underlying asset, correlations	3.74%~79.81% (3.84)%~73.25%
Interest rates related	Option model	(*1)		109,709	The volatility of the underlying asset, regression coefficient, correlations	0.16%~32.94% 0.02%~2.04% 0%~100%
Credit and commodity related	Option model	(*1)		144,982	The volatility of the underlying asset, correlations	7.09~47.48% 23.90%~100%

				844,899

			￦	7,289,520

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2015 and 2014.

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets		64	(45)
Financial assets designated at fair value through profit or loss		2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		90,343	(30,856)

		100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss		64,089	(79,575)
Derivative liabilities		87,885	(62,248)

		151,974	(141,823)

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	￦	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	￦	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	￦	156,984	(157,778)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2015 and 2014 are as follows:

	2015			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	246,441,361	249,182,868	221,617,689	223,965,124
Held-to-maturity financial assets		16,192,060	17,489,238	13,373,384	14,231,320
Other financial assets		11,878,420	11,907,777	10,151,338	10,204,666

	￦	274,511,841	278,579,883	245,142,411	248,401,110

Liabilities:
Deposits	￦	217,676,428	217,907,829	193,709,738	194,057,580
Borrowings		21,733,865	21,799,206	22,973,767	23,097,742
Debt securities issued		41,221,284	41,878,643	37,334,612	38,270,720
Other financial liabilities		19,535,670	19,508,155	17,485,236	17,432,936

	￦	300,167,247	301,093,833	271,503,353	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2015 and 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	￦	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	￦	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	￦	7,628,642	120,150,639	173,314,552	301,093,833

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	￦	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	￦	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	￦	9,257,733	100,674,456	162,926,789	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2015 and 2014 are as follows:

	2015
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	￦	1,577,960	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		11,128,666	DCF(*1)	Discount rate
Other financial assets		7,669,816	DCF(*1)	Discount rate

		20,376,442

Liabilities
Deposits		85,012,736	DCF(*1)	Discount rate
Borrowings		273,026	DCF(*1)	Discount rate
Debt securities issued		27,375,939	DCF(*1)	Discount rate
Other financial liabilities		7,488,938	DCF(*1)	Discount rate

	￦	120,150,639

Financial instruments classified as level 3 :
Assets
Loans	￦	247,577,870	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,212,796	DCF(*1)	Discount rate

		251,790,666

Liabilities
Deposits		130,792,205	DCF(*1)	Discount rate
Borrowings		16,026,229	DCF(*1)	Discount rate
Debt securities issued		14,502,704	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		11,993,414	DCF(*1)	Discount rate

	￦	173,314,552

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4. Financial risk management (continued)

	2014
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	￦	2,959,108	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		9,095,396	DCF(*1)	Discount rate
Other financial assets		5,841,425	DCF(*1)	Discount rate

		17,895,929

Liabilities
Deposits		70,025,042	DCF(*1)	Discount rate
Borrowings		1,793,101	DCF(*1)	Discount rate
Debt securities issued		23,667,234	DCF(*1)	Discount rate
Other financial liabilities		5,189,079	DCF(*1)	Discount rate

	￦	100,674,456

Financial instruments classified as level 3 :
Assets
Loans	￦	220,976,447	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,346,697	DCF(*1)	Discount rate

		225,323,144

Liabilities
Deposits		122,335,225	DCF(*1)	Discount rate
Borrowings		13,761,741	DCF(*1)	Discount rate
Debt securities issued		14,603,486	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,226,337	DCF(*1)	Discount rate

	￦	162,926,789

(*1)	DCF : discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii)	Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2015 and 2014

	2015		2014
Beginning balance	￦	(86,178)	(29,448)
Deferral on new transactions		(69,818)	(94,299)
Recognized in profit for the year		53,980	37,582

Ending balance	￦	(102,016)	(86,165)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2015 and 2014 are as follows:

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL (*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets (*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets (*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	￦	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL (*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	￦	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	￦	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	￦	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1) FVTPL : fair value through profit of loss

(*2) AFS : available-for-sale

(*3) HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(g)	Transfer of financial instruments

i)	Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2015 and 2014 are as follows:

	2015		2014
Transferred asset:
Financial assets at fair value through profit or loss	￦	5,605,287	6,929,219
Available-for-sale financial assets		1,050,002	972,344
Held-to-maturity financial assets		497,786	375,396
Loans		270,100	158,673
Associated liabilities:
Bonds sold under repurchase agreements	￦	6,617,251	7,707,954

•	Securities loaned as of December 31, 2015 and 2014 are as follows:

	2015		2014	Borrowers
Government bonds	￦	36,786	491,931	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		130,019	140,239	Korea Securities Finance Corp.
Corporate bonds		—	1,831	Mirae Asset Securities Co., Ltd.

	￦	166,805	634,001

ii)	Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2015, and 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2015 and 2014 are as follows:

	2015
	Gross amounts of recognized		Gross amounts of recognized financial liabilities set off in the	Net amounts of financial assets presented in the	Related amounts not set off in the statement of financial position
	financial assets/ liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Assets:
Derivatives(*1)	￦	1,903,714	—	1,903,714	6,977,154	10,361	2,285,289
Other financial instruments(*1)		8,497,835	1,128,745	7,369,090
Bonds purchased under repurchase agreements(*2)		12,957,346	—	12,957,346	12,431,670	—	525,676
Securities loaned(*2)		166,805	—	166,805	159,807	—	6,998
Domestic exchange settlement debit(*3)		27,408,941	25,036,860	2,372,081	18,939	—	2,353,142
Receivables from disposal of securities(*4)		2,117	523	1,594	—	—	1,594
Insurance receivables		2,379	—	2,379	1,492	—	887

		50,939,137	26,166,128	24,773,009	19,589,062	10,361	5,173,586

Liabilities:
Derivatives(*1)		2,715,265	—	2,715,265	7,009,512	—	1,000,226
Other financial instruments(*1)		6,423,218	1,128,745	5,294,473
Bonds purchased under repurchase agreements(*2)		6,617,251	—	6,617,251	6,617,251	—	—
Securities borrowed(*2)		1,768,317	—	1,768,317	1,768,317	—	—
Domestic exchange settlement pending(*3)		27,245,592	25,036,860	2,208,732	2,165,161	—	43,571
Payable from purchase of securities(*4)		575	523	52	47	—	5
Insurance payables		1,492	—	1,492	1,492	—	—

	￦	44,771,710	26,166,128	18,605,582	17,561,780	—	1,043,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

	2014
	Gross amounts of recognized		Gross amounts of recognized financial liabilities set off in the	Net amounts of financial assets presented in the	Related amounts not set off in the statement of financial position
	financial assets/ liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount

Assets:
Derivatives(*1)	￦	1,513,338	—	1,513,338	5,006,936	25,044	920,259
Other financial instruments(*1)		5,280,560	841,659	4,438,901
Bonds purchased under repurchase agreements(*2)		11,071,542	—	11,071,542	10,510,942	—	560,600
Securities loaned(*2)		634,001	—	634,001	487,090	—	146,911
Domestic exchange settlement debit(*3)		24,624,335	22,524,299	2,100,036	3,561	—	2,096,475
Receivables from disposal of securities(*4)		4,648	316	4,332	4,332	—	—
Insurance receivables		1,775	—	1,775	1,198	—	577

		43,130,199	23,366,274	19,763,925	16,014,059	25,044	3,742,822

Liabilities:
Derivatives(*1)		1,845,449	—	1,845,449	4,978,480	—	711,744
Other financial instruments(*1)		4,686,434	841,659	3,844,775
Bonds purchased under repurchase agreements(*2)		7,707,954	—	7,707,954	7,707,954	—	—
Securities borrowed(*2)		2,253,329	—	2,253,329	2,253,329	—	—
Domestic exchange settlement pending(*3)		24,010,268	22,524,299	1,485,969	1,449,106	—	36,863
Payable from purchase of securities(*4)		551	315	236	236	—	—
Insurance payables		1,198	—	1,198	1,198	—	—

	￦	40,505,183	23,366,273	17,138,910	16,390,303	—	748,607

(*1)	The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2015 and 2014 are as follows:

	2015		2014
Capital (A)	￦	27,216,448	25,937,968
Risk-weighted assets (B)		203,274,542	198,832,860
BIS ratio (A/B)		13.39%	13.05%

As of December 31, 2015 and 2014, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2015 and 2014, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity is less than the carrying amounts of instruments for six consecutive months as a “prolonged decline”.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2015 and 2014 are as follows:

	2015				2014
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	￦	27,675,487	6,894,501	20,780,986	27,094,548	6,859,429	20,235,119
Shinhan Bank		285,007,437	264,168,084	20,839,353	255,646,329	235,169,429	20,476,900
Shinhan Card Co., Ltd.		23,347,702	17,127,969	6,219,733	22,259,514	16,127,087	6,132,427
Shinhan Investment Corp.		24,337,413	21,811,577	2,525,836	25,928,292	23,598,201	2,330,091
Shinhan Life Insurance Co., Ltd.		24,544,624	22,963,260	1,581,364	21,939,682	20,463,749	1,475,933
Shinhan Capital Co., Ltd.		4,076,553	3,458,433	618,120	3,939,493	3,369,060	570,433
Jeju Bank		4,464,601	4,146,580	318,021	3,475,694	3,170,213	305,481
Shinhan Credit Information Co., Ltd.		23,889	8,632	15,257	23,040	8,420	14,620
Shinhan Private Equity		119,042	108,030	11,012	461,342	371,448	89,894
Shinhan BNP Paribas AMC		170,164	15,356	154,808	188,886	32,429	156,457
SHC Management Co., Ltd.		8,411	615	7,796	8,938	1,358	7,580
Shinhan Data System		26,669	16,404	10,265	25,826	16,461	9,365
Shinhan Savings Bank		795,144	675,435	119,709	804,035	689,550	114,485
Shinhan Aitas Co., Ltd.		42,794	4,965	37,829	37,657	6,242	31,415

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2015 and 2014 were as follows:

	2015				2014
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan Financial Group (separate)	￦	1,201,949	893,041	893,328	1,061,540	662,623	660,754
Shinhan Bank		14,656,853	1,489,988	1,197,961	13,987,650	1,455,653	1,396,780
Shinhan Card Co., Ltd.		4,740,139	694,774	629,164	4,596,758	635,151	547,666
Shinhan Investment Corp.		4,734,162	215,454	225,342	3,295,109	118,235	104,390
Shinhan Life Insurance Co., Ltd.		5,460,671	100,221	115,083	5,134,910	80,672	186,493
Shinhan Capital Co., Ltd.		380,867	46,081	52,754	328,077	51,945	55,591
Jeju Bank		167,479	19,397	14,665	168,593	13,856	15,608
Shinhan Credit Information Co., Ltd.		27,279	723	610	28,145	1,055	891
Shinhan Private Equity		373,577	6,401	6,602	332,861	8,327	7,579
Shinhan BNP Paribas AMC		83,718	23,653	23,721	89,019	28,195	28,228
SHC Management Co., Ltd.		287	215	215	558	482	482
Shinhan Data System		73,096	1,046	871	69,136	2,647	1,188
Shinhan Savings Bank		60,927	8,017	8,816	72,075	11,140	14,758
Shinhan Aitas Co., Ltd.		32,949	6,415	6,415	28,515	3,988	3,988

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i)	The subsidiaries that were newly included in consolidation during the year ended December 31, 2015 are as follows:

Company	Description
Banco Shinhan de Mexico	Newly established subsidiary

PT Bank Metro Express	Acquisition

PT Centratama Nasional Bank	Acquisition

Nam An Securities Co. Ltd.	Acquisition

PT. Shinhan Indo Finance	Acquisition

ii)	The subsidiary that was newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	Newly established subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2015 are as follows:

Segment	Description
Banking (*)	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

(*)	The Group previously disclosed the Banking segment by subdividing into four segments, which are Retail Baking, Corporate Banking, International Banking and Other Banking. Due to the substantial changes in internal organization of the Group’s Banking segments including the increasing trends of identification among retail branches and corporate branches along with expansion of hybrid branches, the Group’s internal reporting documents for the Group’s Chief Operating Decision Maker does not present the previous four segments under Banking segment any more. As such, the Group determined to re-define its four pre-existing operating segments within the Banking segments as one single Banking segment, and disclosed it accordingly.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total

Net interest income (loss)	￦	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933
Net fees and commission income (loss)		866,597	255,966	266,529	32,232	194,530	5,125	1,620,979
Other income (expense), net		(3,353,601)	(748,996)	(448,840)	(576,370)	(195,323)	(17,641)	(5,340,771)

Operating income		1,759,142	857,938	261,960	131,622	(33,067)	(4,454)	2,973,141
Equity method income (loss)		13,399	—	1,478	(277)	5,601	770	20,971
Income tax expense (benefit)		390,547	183,297	62,668	32,356	28,519	(2,768)	694,619

Profit (loss) for the period	￦	1,509,385	694,774	215,454	100,221	(59,454)	(14,422)	2,445,958

Controlling interest	￦	1,509,051	694,774	215,454	100,221	(66,492)	(85,837)	2,367,171
Non-controlling interests		334	—	—	—	7,038	71,415	78,787

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total

Net interest income (loss)	￦	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800
Net fees and commission income (loss)		815,839	256,809	197,747	27,365	185,859	(14,461)	1,469,158
Other income (expense), net		(3,447,434)	(836,871)	(450,806)	(560,331)	(194,159)	(114,547)	(5,604,148)

Operating income		1,814,959	792,903	133,012	118,143	(78,596)	(125,611)	2,654,810
Equity method income		11,808	—	10,943	5	6,266	1,558	30,580
Income tax expense (benefit)		384,089	186,886	39,035	31,395	24,407	2,153	667,965

Profit (loss) for the period	￦	1,469,510	635,151	118,235	80,672	(14,594)	(89,363)	2,199,611

Controlling interest	￦	1,469,080	635,151	118,235	80,672	(22,325)	(199,703)	2,081,110
Non-controlling interests		430	—	—	—	7,731	110,340	118,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

7.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2015 and 2014.

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	4,253,559	1,390,469	450,019	674,708	(75,822)	—	6,692,933
Internal transactions		(7,413)	(39,501)	(5,748)	1,052	43,548	8,062	—

	￦	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933

	2014
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	4,453,340	1,408,923	393,529	648,313	(114,305)	—	6,789,800
Internal transactions		(6,786)	(35,958)	(7,458)	2,796	44,009	3,397	—

	￦	4,446,554	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2015 and 2014.

	2015		2014
Domestic	￦	2,727,862	2,489,006
Overseas		245,279	165,804

	￦	2,973,141	2,654,810

The following table provides information of non-current assets by geographical area as of December 31, 2015 and 2014.

	2015		2014
Domestic	￦	7,397,788	7,513,214
Overseas		124,302	54,413

	￦	7,522,090	7,567,627

(*)	Non-current assets comprise property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2015 and 2014 are as follows:

	2015		2014
Cash and cash equivalents	￦	1,957,535	2,522,791

Deposits in won:
Reserve deposits		7,876,559	5,755,317
Time deposits		2,354,186	2,644,390
Certificate of deposits		29,801	—
Other		2,981,241	4,019,905

		13,241,787	12,419,612

Deposits in foreign currency:
Deposits		3,217,974	2,540,592
Time deposits		3,058,776	2,577,682
Other		561,165	547,836

		6,837,915	5,666,110

Allowance for credit losses		(12,833)	(23,675)

	￦	22,024,404	20,584,838

(b)	Restricted due from banks as of December 31, 2015 and 2014 are as follows:

	2015		2014
Deposits denominated in won:
Reserve deposits	￦	7,876,559	5,755,317
Other (*)		3,108,270	3,842,219

		10,984,829	9,597,536
Deposits denominated in foreign currency		1,854,514	666,620

	￦	12,839,343	10,264,156

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Debt securities:
Governments	￦	3,259,925	2,045,124
Financial institutions		6,776,284	8,302,174
Corporations		4,128,561	5,769,659
Commercial Papers		3,524,629	3,790,597
CMA(*)		1,572,270	1,197,304
Others		184,517	171,540

		19,446,186	21,276,398

Equity securities:
Stocks		890,901	1,011,012
Beneficiary certificates		2,102,134	1,812,208
Others		50,008	38,002

		3,043,043	2,861,222

Other
Gold deposits		149,220	224,556

	￦	22,638,449	24,362,176

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2015 and 2014 are as follows:

	2015		2014	Reason for designation
Debt securities	￦	1,879,521	1,419,343	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		915,147	791,175	Evaluation and management on a fair value basis, accounting mismatch
Others		449,498	526,857	Combined instrument

	￦	3,244,166	2,737,375

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2015 and 2014 are ￦784,596 million and ￦630,537 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2015 and 2014 are as follows:

	2015		2014

Foreign currency related:
Over the counter:
Currency forwards	￦	55,057,195	31,812,684
Currency swaps		19,642,832	14,362,691
Currency options		2,430,336	774,869

		77,080,363	46,950,244
Exchange traded:
Currency futures		440,791	397,954

		77,521,154	47,348,198

Interest rates related:
Over the counter:
Interest rate swaps		47,124,620	62,274,495
Interest rate options		1,231,201	1,861,201

		48,355,821	64,135,696
Exchange traded:
Interest rate futures		2,088,507	1,236,960
Interest rate swaps (*)		29,544,300	17,943,000

		31,632,807	19,179,960

		79,988,628	83,315,656

Credit related:
Over the counter:
Credit swaps		1,154,315	385,333
Equity related:
Over the counter:
Equity swaps and forwards		3,707,762	4,168,373
Equity options		2,158,983	2,637,565

		5,866,745	6,805,938
Exchange traded:
Equity futures		385,164	223,607
Equity options		6,811,381	205,018

		7,196,545	428,625

		13,063,290	7,234,563

Commodity related:
Over the counter:
Commodity swaps and forwards		1,146,599	1,170,283
Commodity options		27,533	40,502

		1,174,132	1,210,785

Exchange traded:
Commodity futures		55,781	159,155

		1,229,913	1,369,940

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives (continued)

	2015		2014
Hedge:
Currency forwards		1,230,307	685,348
Currency swaps		2,464,599	2,178,614
Interest rate swaps		7,679,755	8,306,680
		11,374,661	11,170,641

	￦	184,331,961	150,824,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2015 and 2014 are as follows:

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	806,785	607,632	440,089	509,555
Currency swaps		395,474	534,958	247,236	272,584
Currency options		18,030	10,652	4,440	5,048

		1,220,289	1,153,242	691,765	787,187
Exchange traded:
Currency futures		—	—	175	—

		1,220,289	1,153,242	691,940	787,187

Interest rates related:
Over the counter:
Interest rate swaps		474,447	471,488	564,432	509,140
Interest rate options		10,479	11,932	10,147	16,614

		484,926	483,420	574,579	525,754
Exchange traded:
Interest rate futures		192	27	213	45

		485,118	483,447	574,792	525,799

Credit related:
Over the counter:
Credit swaps		14,568	20,466	1,640	15,484
Equity related:
Over the counter:
Equity swap and forwards		17,806	518,812	59,440	(17,352)
Equity options		60,184	75,643	64,626	145,608

		77,990	594,455	124,066	128,256
Exchange traded:
Equity futures		18	905	201	258
Equity options		4,299	7,977	2,540	104

		4,317	8,882	2,741	362

		82,307	603,337	126,807	128,618

Commodity related:
Over the counter:
Commodity swaps and forwards		10,164	154,465	12,663	134,400
Commodity options		543	—	1,814	3

		10,707	154,465	14,477	134,403
Exchange traded:
Commodity futures		372	213	1,512	4,909

		11,079	154,678	15,989	139,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives (continued)

	2015		2014
	Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	4,925	34,631	1,127	19,712
Currency swaps	123,706	23,094	38,997	50,788
Interest rate swaps	52,722	126,393	117,015	50,655

	181,353	184,118	157,139	121,155

	￦ 1,994,714	2,599,288	1,568,307	1,717,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Foreign currency related
Over the counter
Currency forwards	￦	142,086	(71,396)
Currency swaps		(132,226)	(74,327)
Currency options		10,540	582

		20,400	(145,141)
Exchange traded
Currency futures		(272)	176

		20,128	(144,965)

Interest rates related
Over the counter
Interest rate swaps		(65,444)	(35,782)
Interest rate options		(185)	(668)

		(65,629)	(36,450)
Exchange traded
Interest rate futures		144	168

		(65,485)	(36,282)

Credit related
Over the counter
Credit swaps		748	(11,216)
Equity related
Over the counter
Equity swap and forwards		(653,231)	62,852
Equity options		5,470	(1,925)

		(647,761)	60,927

Exchange traded
Equity futures		613	2,748
Equity options		(2,218)	477

		(1,605)	3,225

		(649,366)	64,152

Commodity related
Over the counter
Commodity swaps and forwards		(106,976)	(112,485)
Commodity options		(457)	(196)

		(107,433)	(112,681)
Exchange traded
Commodity futures		(2,582)	(5,527)

		(110,015)	(118,208)

Hedge
Currency forwards		(27,339)	(13,470)
Currency swaps		97,576	58,444
Interest rate swaps		(120,396)	148,048

		(50,159)	193,022

	￦	(854,149)	(53,497)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

11.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Hedged item	￦	211,951	(133,761)
Hedging instruments		(206,925)	145,560

	￦	5,026	11,799

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Borrowings in foreign currency	￦	(17,492)	(2,066)
Debt securities issued in foreign currency		(14,005)	22,820
Currency forwards		(2,368)	(5,133)

	￦	(33,865)	15,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

12.	Loans

(a)	Loans as of December 31, 2015 and 2014 are as follows:

	2015		2014
Household loans	￦	96,017,634	84,929,702
Corporate loans		127,026,825	113,989,749
Public and other		2,194,277	2,135,127
Loans to banks		4,653,229	4,683,996
Card receivables		18,537,001	18,140,810

		248,428,966	223,879,384
Discount		(26,806)	(37,458)
Deferred loan origination costs and fees		357,617	276,627

		248,759,777	224,118,553
Allowance for credit losses		(2,318,416)	(2,500,864)

	￦	246,441,361	221,617,689

(b)	Changes in the allowance for credit losses for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		122,009	602,141	300,363	(2,802)	1,021,711	—	1,021,711
Write-offs		(122,796)	(701,970)	(488,660)	(66)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(253)	(30,499)	2,482	—	(28,270)	—	(28,270)
Allowance related to loans sold		(4,447)	(57,985)	(34,157)	(1,911)	(98,500)	—	(98,500)
Recoveries		26,527	88,944	171,253	85	286,809	4,013	290,822
Others (*3)		(1,613)	(51,204)	2,110	—	(50,707)	(23,677)	(74,384)

Ending balance	￦	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

12.	Loans (continued)

	2014
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	223,528	1,589,990	647,818	15,115	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		163,470	346,803	387,499	(3,050)	894,722	49,706	944,428
Write-offs		(150,381)	(459,018)	(497,538)	(206)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(220)	(41,700)	(354)	—	(42,274)	—	(42,274)
Allowance related to loans sold		(5,252)	(30,291)	(2,255)	(4)	(37,802)	—	(37,802)
Recoveries		18,883	178,970	181,882	10,763	390,498	4,216	394,714
Others (*3)		(2,691)	(75,692)	4,796	—	(73,587)	(444)	(74,031)

Ending balance	￦	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Beginning balance	￦	276,627	251,249
Loan originations		223,768	179,784
Amortization		(142,778)	(154,406)

Ending balance	￦	357,617	276,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Available-for-sale financial assets:
Debt securities :
Government bonds	￦	4,281,803	4,007,317
Financial institution bonds		15,594,417	11,922,184
Corporate bonds and others		9,161,420	10,926,161

		29,037,640	26,855,662
Equity securities (*1):
Stocks		2,113,724	2,416,482
Equity investments		623,465	614,566
Beneficiary certificates		2,118,743	1,427,387
Others		72,499	103,917

		4,928,431	4,562,352

		33,966,071	31,418,014

Held-to-maturity financial assets:
Debt securities:
Government bonds		9,528,795	7,794,704
Financial institutions bonds		1,263,688	1,573,869
Corporate bonds		5,399,577	4,004,811

		16,192,060	13,373,384

	￦	50,158,131	44,791,398

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦123,670 million and ￦110,425 million as of December 31, 2015 and 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Gain on disposal of available-for-sale financial assets	￦	827,968	721,736
Loss on disposal of available-for-sale financial assets		(55,494)	(40,805)

	￦	772,474	680,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2015 and 2014 are as follows:

	2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,780,970	—	—	1,780,970
Buildings		1,114,844	(190,543)	—	924,301
Other		1,924,400	(1,591,194)	—	333,206

	￦	4,820,214	(1,781,737)	—	3,038,477

	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,789,410	—	—	1,789,410
Buildings		1,115,070	(162,346)	—	952,724
Other		2,012,103	(1,606,982)	—	405,121

	￦	4,916,583	(1,769,328)	—	3,147,255

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

14.	Property and equipment, net (continued)

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Land		Buildings	Other	Total
Beginning balance	￦	1,789,410	952,724	405,121	3,147,255
Acquisitions (*1)		5,631	26,266	138,453	170,350
Disposals		(934)	(1,016)	(6,077)	(8,027)
Depreciation		—	(35,910)	(158,018)	(193,928)
Amounts transferred from (to) investment property		2,526	596	—	3,122
Effects of foreign currency movements		(15,663)	(18,359)	(46,273)	(80,295)

Ending balance	￦	1,780,970	924,301	333,206	3,038,477

(*1)	￦3,255 million of buildings increased by transfers from construction-in-progress.

	2014
	Land		Buildings	Other	Total
Beginning balance	￦	1,798,444	975,554	440,305	3,214,303
Acquisitions (*1)		590	28,061	156,625	185,276
Disposals		(101)	(2,656)	(24,260)	(27,017)
Depreciation		—	(35,060)	(165,751)	(200,811)
Amounts transferred to investment property		(12,432)	(14,319)	—	(26,751)
Amounts transferred from assets held for sale (*2)		2,891	305	—	3,196
Others		—	—	378	378
Effects of foreign currency movements		18	839	(2,176)	(1,319)

Ending balance	￦	1,789,410	952,724	405,121	3,147,255

(*1)	￦4,054 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

14.	Property and equipment, net (continued)

(c)	Insured assets as of December 31, 2015 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	￦	22,700	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Package insurance	General asset risk		1,244,704	Samsung Fire & Marine Insurance Co., Ltd. and 5 other entities
Fire insurance	Furniture and fixtures		18,524	Hyundai Marine & Fire Insurance Co., Ltd. and 2 other entities
Directors’ and officers’ insurance	Directors’ and officers’ liabilities		50,000	MERITZ Fire & Marine Insurance Co., Ltd.
Employee accident insurance	Employees		17,700	Dongbu Fire & Marine Insurance Co., Ltd.
Others	Cash, Securities, Fidelity guarantee, and liability insurance		82,380	Seoul Guarantee Insurance Co., Ltd. And Dongbu Fire & Marine Insurance Co., Ltd.

		￦	1,436,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Goodwill	￦	3,881,345	3,824,646
Software		93,914	70,708
Development cost		66,843	61,665
Other		232,794	195,824

	￦	4,274,896	4,152,843

(b)	Changes in intangible assets for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,824,646	70,708	61,665	195,824	4,152,843
Acquisitions		—	59,727	37,022	95,041	191,790
Business combination		59,106	127	1,517	42	60,792
Disposals		—	(1)	—	(8,640)	(8,641)
Impairment (*1)		—	—	—	(2,143)	(2,143)
Amortization (*2)		—	(34,851)	(32,773)	(46,990)	(114,614)
Effects of foreign currency movements		(2,407)	(1,796)	(588)	(340)	(5,131)

Ending balance	￦	3,881,345	93,914	66,843	232,794	4,274,896

	2014
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,835,141	74,622	87,168	229,447	4,226,378
Acquisitions		—	23,099	9,404	29,717	62,220
Disposals		—	—	—	(10,960)	(10,960)
Impairment (*1)		(10,493)	—	—	(1,965)	(12,458)
Amortization (*2)		—	(27,480)	(34,784)	(49,891)	(112,155)
Effects of foreign currency movements		(2)	467	29	(531)	(37)
Others		—	—	(152)	7	(145)

Ending balance	￦	3,824,646	70,708	61,665	195,824	4,152,843

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives by comparing recoverable amounts with carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2015 and 2014

	2015		2014
Banking (*)	￦	879,564	824,526
Credit card		2,688,238	2,685,389
Securities		1,218	—
Life insurance		275,371	275,370
Others		36,954	39,361

	￦	3,881,345	3,824,646

(*)	Due to structural changes in the Group’s Banking segments and relevant changes in reporting structure submitted to the Group CODM, the Group determined to re-define its four pre-existing operating segments (Retail Banking, Corporate Banking, International Banking, and Other Banking) within the Banking segments as one single Banking segment, and also determined to re-define the group of CGUs at Shinhan Bank as one single group of CGUs. As such, goodwill impairment test was performed based on the level of re-defined group of CGUs as of December 31, 2015.

ii)	Changes in goodwill for the years ended December 31, 2015 and 2014

	2015		2014
Beginning balance	￦	3,824,646	3,835,141
Acquisitions through business combinations		59,106	—
Disposal		(2,407)	—
Impairment loss(*)		—	(10,493)
Other		—	(2)

Ending balance	￦	3,881,345	3,824,646

(*)	The impairment loss during the year ended December 31, 2014 was recognized in ‘Others CGU’.

iii)	Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

•	Projection period

When evaluating the value in use, 5.5 year of cash flow estimates – July 31, 2014 through December 31, 2019 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

15.	Intangible assets, net (continued)

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	9.82%	2.16%
Credit card	8.39%	2.16%
Securities	14.12%	0.00%
Life insurance	10.00%	0.00%
Others	9.82%	2.16%

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2015	2016	2017	2018	2019 and thereafter
CPI growth	0.5%	0.7%	2.2%	2.4%	2.7%
Real retail sales growth	0.9%	4.4%	4.0%	3.4%	2.3%
Real GDP growth	2.3%	3.5%	3.6%	3.3%	3.2%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	4.22%
Risk-based capital ratio	250.93%

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated

	Amount
Total recoverable amount	￦	38,664,548
Total carrying value		35,103,579

	￦	3,560,969

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2015 and 2014 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2015	2014
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	”	”	12.85	12.85
UAMCO., Ltd. (*2)	”	December 31	17.50	17.50
Pohang TechnoPark 2PFV (*2)	”	”	14.90	14.90
Daewontos Co., Ltd. (*1),(*6)	”	September 30	36.33	36.33
Inhee Co., Ltd. (*1),(*2),(*6)	”	”	15.36	15.36
DAEGY Electrical Construction Co., Ltd.(*1)(*6)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*1)(*2)(*6)	”	”	14.30	14.30
YEONWOONG SYSTEM (*1)(*6)	”	”	21.77	—
DOODOO LOGITECH (*1)(*6)	”	”	27.96	—
Neoplux Technology Valuation Investment Fund (*1)	”	”	33.33	—
EQP Global Energy Infrastructure Private Equity Fund (*1)	”	”	22.64	—
JAEYOUNG SOLUTEC CO., LTD. (*1)(*8)	”	”	11.90	—
Partners 4th Growth Investment Fund (*7)	”	October 31	25.00	—
PSA 1st Fintech Private Equity Fund (*7)	”	December 31	20.00	—
SHC-IMM New Growth Fund (*5)	”	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
Miraeasset 3rd Investment Fund	”	”	—	50.00
STI New Growth Engine Investment Fund	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	—	20.00
Dream High Fund III (*5)	”	”	54.55	54.55
Haejin Shipping Co., Ltd.	Hong Kong	”	24.00	24.00
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	—
Midas Dong-A Snowball Venture Fund (*5)	”	”	53.33	—
IBKS-Shinhan Creative Economy New Technology Fund (*4)	”	”	5.00	—
SH Rental Service	”	”	20.00	—
SM New Technology Business Investment Fund I	”	”	36.36	—
AJU-SHC WIN-WIN COMPANY FUND 4	”	”	21.98	—
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund	Korea	”	26.67	25.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2015	2014
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	50.00	50.00
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	”	—	23.64
Shinhan Praxis K-Growth Global Private Equity Fund (*4)	Korea	”	18.87	—
BNPParibas Cardif General Insurance (*1)(*2)	”	September 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder	”	December 31	29.24	—
Shinhan-Stonebridge Petro PEF (*4)	”	”	1.82	1.82

(*1)	Financial statements as of September 30, 2015 were used for the equity method since the Group could not have the financial statements as of December 31, 2015. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has a significant influence on the financial and operating policies of the investee through electing investees’ board members and presenting in decision making bodies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*7)	Financial statements at the point of establishment were used for the equity method.
(*8)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2015 and 2014 were as follows:

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	￦	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	￦	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market values of investments are ￦47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market values of investments are ￦10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	￦	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Inhee Co., Ltd.		361	—	170	—	—	531
DAEGY Electrical Construction., LTD.		—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD.		—	9,092	(1,990)	56	—	7,158
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20th		249	—	21	—	—	270
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200
APC Fund		22,734	94	10,382	1,929	—	35,139
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance		—	1,290	5	—	—	1,295
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029

	￦	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

(*1)	The market values of investments are ￦47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2015 and 2014 are as follows:

	2015			2014
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	￦	4,128,588	3,745,119	3,890,674	3,510,712
Aju Capital Co., Ltd.		6,906,603	6,155,236	6,428,736	5,714,874
UAMCO., Ltd.		4,068,354	3,331,647	4,357,490	3,688,589
Pohang TechnoPark 2PFV		14,664	1,401	14,668	1,401
Daewontos Co., Ltd.		1,952	3,420	6,139	7,344
Inhee Co., Ltd.		11,237	9,582	16,284	12,826
DAEGY Electrical Construction Co., Ltd.		1,051	508	1,278	1,119
Kukdong Engineering & Construction Co., LTD.		278,497	233,376	368,308	337,159
YEONWOONG SYSTEM		1,040	554	—	—
DOODOO LOGITECH		1,418	44	—	—
Neoplux Technology Valuation Investment Fund		6,000	22	—	—
EQP Global Energy Infrastructure Private Equity Fund		2	467	—	—
JAEYOUNG SOLUTEC CO., LTD.		161,439	126,297	—	—
Partners 4th Growth Investment Fund		7,200	—	—	—
PSA 1st Fintech Private Equity Fund		10,000	—	—	—
SHC-IMM New Growth Fund		5,156	235	14,190	321
QCP New Technology Fund 20th		5	—	572	—
Miraeasset 3rd Investment Fund		—	—	8,215	172
STI New Growth Engine Investment Fund		5,646	120	4,916	—
Shinhan K2 Secondary Fund		24,332	366	27,998	7
TS2013-6 M&A Investment Fund		8,542	76	6,406	76
KDB Daewoo Ruby PEF		—	—	40,525	2,004
Dream High Fund III		2,854	—	5,432	—
PT Clemont Finance Indonesia		—	—	43,972	27,832
Haejin Shipping Co., Ltd.		5,106	(6)	4,523	211
SHC-EN Fund		9,918	2	9,183	2
SP New Technology Business investment Fund I		8,505	21	8,600	6
Albatross Growth Fund		9,202	15	3,301	—
Asia Pacific No.39 Ship Investment Co., Ltd.		10,225	54	—	—
Midas Dong-A Snowball Venture Fund		2,255	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund		2,963	—	—	—
SH Rental Service		1,280	977	—	—
SM New Technology Business Investment Fund I		5,314	2	—	—
Shinhan 2014-1 New Technology Business Investment Fund		—	—	—	—
AJU-SHC WIN-WIN COMPANY FUND 4		9,102	—	—	—
APC Fund		134,025	138	139,732	197
BNH-CJ Bio Healthcare Fund		34,104	—	20,294	2
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,022	1	56,022	22
Arkone Asia Access Offshore Feeder Fund Limited		—	—	67,403	46,195
Shinhan Praxis K-Growth Global Private Equity Fund		46,000	347	—	—
BNPParibas Cardif General Insurance		31,213	13,817	33,341	20,392
SHBNPP Private Korea Equity Long-Short Professional Feeder (*)		98,123	3,384	—	—
Shinhan-Stonebridge Petro PEF		979,838	807	935,256	807

	￦	17,087,775	13,628,029	16,513,458	13,372,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2015 and 2014 were as follows:

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	￦	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
SM New Technology Business Investment Fund I		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
SHBNPP Private Korea Equity Long-Short Professional Feeder (*)		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	￦	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co. Ltd.		74	(41)	—	(41)
APC Fund		13,756	40,426	—	40,426
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20th		51	45	—	45
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(110)	—	(110)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		43,454	40,118	—	40,118
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
Inhee Co., Ltd.		5,041	1,105	—	1,105
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
Korea investment gong-pyeong office real estate investment trust 2nd		2,821	2,821	—	2,821
DAEGY Electrical Construction., LTD		286	148	—	148
Kukdong Engineering & Construction CO., LTD		57,654	(13,917)	347	(13,570)
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNPParibas Cardif General Insurance		4,021	(8,103)	183	(7,920)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund I		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1

	￦	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2015 and 2014 are as follow:

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	￦	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co., Ltd.		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*5)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD. (*6)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		94,739	29.24	28,076	—	—	28,076
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	￦	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ￦96 million and ￦534 million, respectively.
(*4)	Other adjustments represent an impairment loss, ￦9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ￦2,394 million.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ￦105 million and ￦105 million, respectively.
(*6)	Recorded at the acquisition cost.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

16.	Investments in associates (continued)

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra- group transactions	Other	Carrying value
Cardif Life Insurance	￦	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
APC Fund		139,535	25.18	35,139	—	—	35,139
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20th		572	47.17	270	—	—	270
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
DAEGY Electrical Construction., LTD		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO., LTD (*4)		33,318	14.30	4,763	—	2,395	7,158
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200

	￦	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ￦1 million and ￦438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2015 and 2014 are as follows:

	2015		2014
Acquisition cost	￦	266,893	317,775
Accumulated depreciation		(58,176)	(50,246)

Book value	￦	208,717	267,529

(b)	Changes in investment properties for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Beginning balance	￦	267,529	690,257
Acquisitions		10,336	1,037
Disposals		(53,347)	(438,566)
Depreciation		(13,117)	(13,795)
Amounts transferred from (to) property and equipment		(3,122)	26,751
Amounts transferred from (to) assets held for sale (*)		—	1,841
Foreign currency adjustment		438	4

Ending balance	￦	208,717	267,529

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Rental income	￦	30,876	60,684
Direct operating expenses for investment properties that generated rental income		9,434	14,902

(d)	The fair value of investment property as of December 31, 2015 and 2014 is as follows:

	2015		2014
Land and buildings(*)	￦	1,016,736	1,016,009

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Accounts receivable	￦	7,034,582	5,468,811
Domestic exchange settlement debit		2,391,014	2,127,545
Guarantee deposits		1,214,199	1,307,700
Present value discount		(47,326)	(62,993)
Accrued income		1,250,507	1,291,305
Prepaid expense		132,153	127,913
Suspense payments		54,865	74,304
Sundry assets		55,369	153,040
Separate account assets		2,473,528	2,356,530
Advance payments		325,933	288,107
Unamortized deferred acquisition cost		1,042,788	1,060,325
Other		85,321	104,717
Allowances for impairment		(67,006)	(94,677)

	￦	15,945,927	14,202,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2015 and 2014 are as follows:

	2015
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	774,939	127,756	647,183	—
1 ~ 5 years		1,294,374	79,795	1,214,579	—
Later than 5 years		13,728	28	13,700	—

	￦	2,083,041	207,579	1,875,462	—

	2014
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	736,050	114,368	621,682	—
1 ~ 5 years		1,270,400	71,644	1,198,756	—
Later than 5 years		24,449	552	23,897	—

	￦	2,030,899	186,564	1,844,335	—

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2015 and 2014 are as follows:

Operating leases

	Minimum lease payment
	2015		2014
Not later than 1 year	￦	13,066	8,496
1 ~ 5 years		12,201	17,239

	￦	25,267	25,735

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2015 and 2014 are as follows:

	Minimum lease payment
	2015		2014
Not later than 1 year	￦	199,139	128,296
1 ~ 5 years		232,718	174,293
Later than 5 years		3,873	5,310

	￦	435,730	307,899

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2015 and 2014 are as follows:

	2015		2014
Loans	￦	364,971	132,373
Securities
Trading assets		6,969,235	10,320,812
Financial assets designated at fair value through profit or loss		211,411	2,006,430
Available-for-sale financial assets		1,615,430	5,219,661
Held-to-maturity financial assets		6,061,673	636,399

		14,857,749	18,183,302

Deposits		779,549	456,432
Real estate		10,330	11,691
Other assets		116,359	137,707

	￦	16,128,958	18,921,505

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2015 and 2014 are ￦7,545,051 million and ￦8,323,372 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2015 and 2014 are as follows:

	2015
	Collateral held		Collateral sold or repledged
Securities	￦	12,104,793	—
Others		270,100	—

	2014
	Collateral held		Collateral sold or repledged
Securities	￦	10,203,339	—
Others		58,600	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

21.	Deposits

Deposits as of December 31, 2015 and 2014 are as follows:

	2015		2014
Demand deposits	￦	83,639,042	68,949,585
Time deposits		122,918,419	116,521,457
Negotiable certificates of deposits		4,579,112	2,179,573
Note discount deposits		3,018,551	3,241,082
CMA (*)		2,280,816	1,682,610
Others		1,240,488	1,135,431

	￦	217,676,428	193,709,738

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Securities sold:
Equity	￦	631,514	592,667
Debt		977,545	1,453,931
Others		72,726	213,200

		1,681,785	2,259,798
Gold deposits		453,605	428,936

	￦	2,135,390	2,688,734

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014 are as follows:

	2015		2014	Reason for designation
Deposits	￦	13,509	6,139	Combined instrument
Equity-linked securities sold		6,721,344	6,671,481	Combined instrument
Derivatives-combined securities sold		2,094,947	2,318,144	Combined instrument
Securities sold		86,532	417	Evaluation and management on a fair value basis

	￦	8,916,332	8,996,181

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2015 and 2014 are as follows:

	2015
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~0.75	￦	2,001,467
Others	0.00~4.35		5,760,512

			7,761,979

Borrowings in foreign currency
Overdraft due to banks	0.00~0.76		180,640
Borrowings from banks	0.10~7.95		4,342,989
Others	0.47~1.18		2,088,665

			6,612,294

Call money	0.32~7.00		643,414
Bills sold	0.75~2.00		24,803
Bonds sold under repurchase agreements	0.69~3.49		6,621,251
Due to Bank of Korea in foreign currency	0.10		71,809
Bond issuance costs			(1,685)

		￦	21,733,865

	2014
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,401,054
Others	0.00~5.05		5,118,274

			6,519,328

Borrowings in foreign currency
Overdraft due to banks	0.55~0.67		337,197
Borrowings from banks	0.28~8.85		2,783,837
Others	0.25~0.79		2,869,681

			5,990,715

Call money	0.10~9.00		2,649,036
Bills sold	1.40~2.50		31,059
Bonds sold under repurchase agreements	0.50~5.82		7,707,954
Due to Bank of Korea in foreign currency	0.10		77,180
Bond issuance costs			(1,505)

		￦	22,973,767

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2015 and 2014 are as follows:

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Loss on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		￦	41,221,284

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	￦	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Gain on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		￦	37,334,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Present value of defined benefit obligations	￦	1,567,898	1,346,881
Fair value of plan assets		(1,341,768)	(1,037,424)

Recognized liabilities for defined benefit obligations	￦	226,130	309,457

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,346,881	(1,037,424)	309,457
Included in profit or loss
Current service cost		161,539	—	161,539
Past service cost		—	—	—
Interest expense (income)		50,950	(41,121)	9,829

		212,489	(41,121)	171,368

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains (losses) arising from:
Demographic assumptions		(21,329)	—	(21,329)
Financial assumptions		142,484	35	142,519
Experience adjustment		(30,428)	—	(30,428)
- Return on plan assets excluding interest income		—	18,361	18,361

		90,727	18,396	109,123

Other:
Benefits paid by the plan		(71,964)	53,465	(18,499)
Contributions paid into the plan		—	(335,461)	(335,461)
Succession from associates		5,071	—	5,071
Change in subsidiaries		(15,403)	377	(15,026)
Effect of movements in exchange rates		97	—	97

		(82,199)	(281,619)	(363,818)

Ending balance	￦	1,567,898	(1,341,768)	226,130

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

26.	Employee benefits (continued)

	2014
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,037,143	(919,488)	117,655
Included in profit or loss
Current service cost		138,370	—	138,370
Past service cost		(12,527)	—	(12,527)
Interest expense (income)		48,677	(44,695)	3,982

		174,520	(44,695)	129,825

Included in other comprehensive income:
Remeasurements loss (gain):
- Actuarial gains (losses) arising from:
Demographic assumptions		(550)	—	(550)
Financial assumptions		186,210	—	186,210
Experience adjustment		(3,214)	—	(3,214)
- Return on plan assets excluding interest income		—	20,953	20,953

		182,446	20,953	203,399

Other:
Benefits paid by the plan		(52,490)	42,644	(9,846)
Contributions paid into the plan		—	(136,838)	(136,838)
Succession from associates		5,199	—	5,199
Effect of movements in exchange rates		63	—	63

		(47,228)	(94,194)	(141,422)

Ending balance	￦	1,346,881	(1,037,424)	309,457

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

26.	Employee benefits (continued)

(c)	The composition of plan assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Plan assets comprise:
Equity securities	￦	92,316	52,872
Debt securities		15,823	747
Due from banks		1,184,300	982,841
Other		49,329	964

	￦	1,341,768	1,037,424

(d)	Actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	2015	2014	Description
Discount rate	2.77%~3.53%	3.04%~4.02%	AA corporate bond yields
Future salary increase rate	2.68%~4.13% + Upgrade rate	2.54%~4.45% + Upgrade rate	Average for 5 years
Weighted-average duration	8.16 year~ 16.51 year	7.68 year~ 16.33 year

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2015 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	￦	1,402,761	1,760,221
Future salary increase rate (1%p movement)		1,759,114	1,400,558

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2015 and 2014 are as follows:

	2015		2014
Asset retirement obligations	￦	48,434	44,181
Expected loss related to litigation		25,945	33,377
Unused credit commitments		434,941	402,877
Bonus card points program		27,649	33,113
Financial guarantee contracts issued		81,374	107,209
Others		80,445	73,408

	￦	698,788	694,165

(b)	Changes in provisions for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	￦	44,181	33,377	402,877	33,113	107,209	73,408	694,165
Provision (reversal)		1,671	(4,474)	31,476	43,975	(32,700)	24,149	64,097
Provision used		(1,215)	(3,686)	—	(49,439)	—	(16,625)	(70,533)
Foreign exchange translation		—	728	588	—	2,552	270	4,138
Others (*1)		3,797	—	—	—	4,313	(757)	6,921

Ending balance	￦	48,434	25,945	434,941	27,649	81,374	80,445	698,788

	2014
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283
Provision (reversal)		408	(23,458)	(9,592)	42,095	10,365	29,439	49,257
Provision used		(2,576)	(49,807)	—	(48,928)	—	(25,900)	(127,211)
Foreign exchange translation		—	440	1,298	—	11,603	773	14,114
Others (*1)		4,619	—	—	10,842	(7,739)	—	7,722

Ending balance	￦	44,181	33,377	402,877	33,113	107,209	73,408	694,165

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2015 and 2014 are as follows:

	2015		2014
Guarantees and acceptances outstanding	￦	10,110,330	10,796,896
Contingent guarantees and acceptances		3,036,301	4,335,333
ABS and ABCP purchase commitments		2,668,370	2,143,308
Endorsed bill		29,549	51,043

	￦	15,844,550	17,326,580

Allowance for loss on guarantees and acceptances	￦	81,374	107,209
Ratio		%0.51	0.62

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Policy reserve	￦	20,041,489	17,763,576
Policyholder’s equity adjustment		16,795	12,704

	￦	20,058,284	17,776,280

(b)	Policy reserve as of December 31, 2015 and 2014 are as follows:

	2015		2014
Interest rate linked	￦	13,541,770	11,832,073
Fixed interest rate		6,499,719	5,931,503

	￦	20,041,489	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2015 and 2014 are as follows:

	2015
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	4,228,561	8,346,382	6,439,851	19,014,794	37,088	294	37,382	19,052,176
Guarantee reserve		11,212	30,927	167	42,306	—	—	—	42,306
Unearned premium reserve		3	454	—	457	531	—	531	988
Reserve for outstanding claims		65,059	666,320	149,891	881,270	28,644	—	28,644	909,914
Interest rate difference guarantee reserve		2,046	168	14	2,228	—	—	—	2,228
Mortality gains reserve		6,658	5,372	243	12,273	4	—	4	12,277
Interest gains reserve		16,340	271	22	16,633	—	—	—	16,633
Long term duration dividend reserve		60	10	2	72	—	—	—	72
Reserve for policyholder’s profit dividend		2,898	—	—	2,898	—	—	—	2,898
Reserve for losses on dividend insurance contract		1,997	—	—	1,997	—	—	—	1,997

	￦	4,334,834	9,049,904	6,590,190	19,974,928	66,267	294	66,561	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

	2014
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	3,657,740	7,338,766	5,793,465	16,789,971	36,939	286	37,225	16,827,196
Guarantee reserve		10,601	20,965	179	31,745	—	—	—	31,745
Unearned premium reserve		3	544	—	547	1,228	—	1,228	1,775
Reserve for outstanding claims		62,489	629,976	143,756	836,221	29,929	—	29,929	866,150
Interest rate difference guarantee reserve		2,214	176	16	2,406	—	—	—	2,406
Mortality gains reserve		7,072	5,639	294	13,005	6	—	6	13,011
Interest gains reserve		15,101	276	25	15,402	—	—	—	15,402
Long term duration dividend reserve		65	11	2	78	—	—	—	78
Reserve for policyholder’s profit dividend		3,666	—	—	3,666	—	—	—	3,666
Reserve for losses on dividend insurance contract		2,147	—	—	2,147	—	—	—	2,147

	￦	3,761,098	7,996,353	5,937,737	17,695,188	68,102	286	68,388	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2015 and 2014 are as follows:

	2015
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	852	1,630
A- to A+		533	749

	￦	1,385	2,379

	2014
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	270	661
A- to A+		750	1,114

	￦	1,020	1,775

(e)	Income or expenses on insurance for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Insurance income
Premium income	￦	4,421,381	4,199,227
Reinsurance income		4,239	3,595
Separate account income		22,208	18,298

		4,447,828	4,221,120
Insurance expenses
Claims paid		1,946,669	(1,890,213)
Reinsurance premium expenses		5,306	(4,485)
Provision for policy reserves		2,277,549	(2,100,459)
Separate account expenses		22,207	(18,298)
Discount charge		458	(394)
Acquisition costs		596,124	(514,997)
Collection expenses		14,139	(13,251)
Deferred acquisition costs		(418,975)	370,925
Amortization of deferred acquisition costs		436,512	(463,148)

		4,879,989	(4,634,320)

Net loss on insurance	￦	(432,161)	(413,200)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2015 and 2014 are as follows:

	2015
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	￦	14,258	89,356	458,102	598,282	1,157,664	3,590,347	5,908,009
Interest rate linked		44,685	75,385	1,550,233	572,951	1,123,881	9,777,032	13,144,167

Ending balance	￦	58,943	164,741	2,008,335	1,171,233	2,281,545	13,367,379	19,052,176

	2014
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	￦	21,789	41,189	430,313	493,853	1,149,626	3,225,055	5,361,825
Interest rate linked		83,211	92,768	1,062,364	839,953	978,613	8,408,462	11,465,371

Ending balance	￦	105,000	133,957	1,492,677	1,333,806	2,128,239	11,633,517	16,827,196

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2015 and 2014. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2015	2014	Measurement basis
Discount rate	2.55% ~ 6.88%	3.41% ~ 21.03%	Future rate of return on invested asset based on the rate scenario suggested by FSS
Mortality rate	7% ~ 202%	5% ~ 310%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years
Operating expense rate	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 4,500won Collection expenses (on gross premium): 137won ~454won	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 6,634won Collection expenses (on gross premium): 0won ~431won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year
Surrender ratio	1.17% ~ 63.16%	0% ~ 62.7%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2015 and 2014 are as follows:

	2015
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	601,588	1,468,506	866,918
Variable interest		745,094	808,354	63,260

		1,346,682	2,276,860	930,178

Non- Participating
Fixed interest		5,017,317	4,389,627	(627,690)
Variable interest		11,615,842	9,600,136	(2,015,706)

		16,633,159	13,989,763	(2,643,396)

Option and guarantee		42,306	122,042	79,736

	￦	18,022,147	16,388,665	(1,633,482)

	2014
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	592,415	1,150,996	558,581
Variable interest		696,080	726,853	30,773

		1,288,495	1,877,849	589,354

Non- Participating
Fixed interest		4,451,910	3,991,966	(459,944)
Variable interest		12,369,639	10,620,204	(1,749,435)

		16,821,549	14,612,170	(2,209,378)

Option and guarantee		31,747	98,400	66,653

	￦	18,141,791	16,588,419	(1,553,372)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

28.	Liability under insurance contracts (continued)

Sensitivity analysis as of December 31, 2015 and 2014 are as follows:

	LAT fluctuation
	2015		2014
Discount rate increased by 0.5%	￦	(901,208)	(1,028,258)
Discount rate decreased by 0.5%		1,343,624	1,202,286
Operating expense increased by 10%		249,095	241,465
Mortality rate increased by 10%		541,400	495,624
Mortality rate increased by 5%		277,282	248,801
Surrender ratio increased by 10%		125,240	151,132

(*)	As a result of sensitivity analysis above, there are no effects on income and capital, because the increase of LAT does not exceed LAT surplus.

29.	Other liabilities

Other liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Accounts payable	￦	8,535,444	6,762,516
Accrued expenses		2,821,615	3,216,009
Dividend payable		19,572	24,524
Advance receipts		168,550	62,326
Unearned income (*)		351,313	354,822
Withholding value-added tax and other taxes		478,483	490,556
Securities deposit received		721,936	733,023
Foreign exchange remittances pending		209,086	228,017
Domestic exchange remittances pending		2,227,750	1,524,019
Borrowing from trust account		2,972,023	2,020,712
Due to agencies		542,014	648,430
Deposits for subscription		86,111	88,010
Separate account liabilities		2,567,196	2,411,454
Sundry liabilities		1,480,086	2,398,937
Other		150,629	100,978
Present value discount account		(20,818)	(24,468)

	￦	23,310,990	21,039,865

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Beginning balance	￦	168,488	140,436
Deferred income		284,164	262,383
Recognized income		(271,056)	(234,331)

Ending balance	￦	181,596	168,488

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

30.	Equity

(a)	Equity as of December 31, 2015 and 2014 are as follows:

	2015		2014
Capital stock:
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	537,443
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(423,536)	(393,405)
Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		826,712	1,092,622
Equity in other comprehensive income of associates		18,569	6,945
Foreign currency translation adjustments for foreign operations		(163,737)	(158,107)
Net loss from cash flow hedges		(12,202)	(15,134)
Other comprehensive income of separate account		8,795	5,703
Actuarial gains (losses)		(373,366)	(294,135)

		304,771	637,894

Retained earnings (*1)		17,689,134	15,869,779
Non-controlling interest (*2)		969,981	1,330,809

	￦	31,809,636	30,514,908

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ￦1,756,387 million and ￦1,690,125 million for the years ended December 31, 2015 and 2014, respectively.
2)	Regulatory reserve for loan loss of ￦8,479 million and ￦7,621 million for the years ended December 31, 2015 and 2014, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦4,628,814 million for the years ended December 31, 2015.

(*2)	The hybrid bonds of ￦801,298 million and ￦1,100,250 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2015 and 2014, respectively. Dividends to those hybrid bonds of ￦57,158 million and ￦96,293 million were attributed to non-controlling interests for years ended December 31, 2015 and 2014, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2015 and 2014 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2015 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii)	Preferred stocks issued by the Group as of December 31, 2015 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value (reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2015 and 2014 are as follows:

Issue date	Maturity date	Interest rate (%)	2015		2014
October 24, 2011	October 24, 2041	5.80	￦	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	—

			￦	736,898	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Beginning balance	￦	(393,405)	(393,128)
Other transactions with owners		(30,131)	(277)

Ending balance	￦	(423,536)	(393,405)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,614
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,716)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,182
Non-controlling interests		80	—	839	—	—	2,582	3,501

Ending balance	￦	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

30.	Equity (continued)

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling Interests		(1,401)	—	884	—	—	1,123	606

Ending balance	￦	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Unappropriated retained earnings:
Balance at beginning of year	￦	5,285,274	5,232,139
Dividend to hybrid bonds		(34,488)	(29,940)
Net income		893,041	662,623

		6,143,827	5,864,822
Reversal of regulatory reserve for loan losses		—	—

		6,143,827	5,864,822

Appropriation of retained earnings:
Legal reserve		89,304	66,262
Regulatory reserve for loan losses		665	858
Dividends
Dividends on common stocks paid		569,040	450,490
Dividends on preferred stocks paid		61,938	61,938

		720,947	579,548

Unappropriated retained earnings to be carried over to subsequent year	￦	5,422,880	5,285,274

Date of appropriation:		March 24, 2016	March 25, 2015

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

30.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	2,235,402	2,236,131
Planned regulatory reserve for (reversal of) loan losses		(42,767)	(729)

Ending balance	￦	2,192,635	2,235,402

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Profit attributable to equity holders of Shinhan Financial Group	￦	2,367,171	2,081,110
Provision for regulatory reserve for loan losses		46,053	1,241

Profit attributable to equity holders of Shinhan Financial Group after adjusted for regulatory reserve	￦	2,413,224	2,082,351

Basic and diluted earnings per share after adjusted for regulatory reserve in won		4,886	4,198

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2015 and 2014 are as follows:

			2015	2014
Total number of shares issued and outstanding	￦		474,199,587	474,199,587
Par value per share in won			5,000	5,000
Dividend per share in won			1,200	950

Dividends	￦		569,040	450,490

Dividend rate per share		%	24.0	19.0

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

	2014
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2015 and 2014.

			2015	2014
Amount of hybrid bond	￦		740,000	540,000
Interest rate		%	4.38~5.80	5.34~5.80

Dividend	￦		34,488	29,939

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2015 and 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Interest income:
Cash and due from banks	￦	225,554	236,919
Trading assets		510,764	583,234
Financial assets designated at fair value through profit or loss		48,264	36,894
Available-for-sale financial assets		665,561	825,790
Held-to-maturity financial assets		539,190	521,683
Loans		9,024,682	9,713,860
Others		115,689	142,127

		11,129,704	12,060,507
Interest expense:
Deposits		(2,861,027)	(3,449,480)
Borrowings		(325,564)	(443,668)
Debt securities issued		(1,183,758)	(1,301,872)
Others		(66,422)	(75,687)

		(4,436,771)	(5,270,707)

Net interest income	￦	6,692,933	6,789,800

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Fees and commission income:
Credit placement fees	￦	74,769	63,462
Commission received as electronic charge receipt		136,991	135,472
Brokerage fees		410,682	320,700
Commission received as agency		167,137	190,759
Investment banking fees		79,840	50,158
Commission received in foreign exchange activities		162,989	143,365
Asset management fees		86,144	60,635
Credit card fees		2,351,140	2,200,964
Others		426,837	394,985

		3,896,529	3,560,500
Fees and commission expense:
Credit-related fee		(43,337)	(32,757)
Credit card fees		(1,848,510)	(1,725,712)
Others		(383,703)	(332,873)

		(2,275,550)	(2,091,342)

Net fees and commission income	￦	1,620,979	1,469,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Trading assets	￦	68,607	13,585
Available-for-sale financial assets		239,670	162,213

	￦	308,277	175,798

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Trading assets
Gain (loss) on valuation of debt securities	￦	(6,451)	58,143
Gain (loss) on sale of debt securities		55,810	44,699
Gain on valuation of equity securities		19,355	33,007
Gain on sale of equity securities		125,552	46,636
Loss on valuation of other trading assets		(5,238)	(1,623)

		189,028	180,862

Trading liabilities
Gain (loss) on valuation of securities sold		20,146	31,095
Gain (loss) on disposition of securities sold		(84,642)	15,280
Gain on valuation of other trading liabilities		24,366	(17,781)
Gain on disposition of other trading liabilities		1,805	1,296

		(38,325)	29,890

Derivatives
Gain (loss) on valuation of derivatives		(803,990)	(246,519)
Gain on transaction of derivatives		309,189	298,259

		(494,801)	51,740

	￦	(344,098)	262,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	￦	14,707	22,147
Debt securities
Gain (loss) on valuation		(19,786)	27,458
Gain on sale and redemption		14,651	19,770

		(5,135)	47,228

Equity securities
Dividend income		112	850
Gain (loss) on valuation		(24,509)	5,684
Gain on sale		46,200	2,451

		21,803	8,985

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain on valuation		95	32
Gain (loss) on disposal and redemption		(111)	3

		(16)	35
Borrowings
Gain (loss) on valuation		778,451	(171,537)
Loss on disposal and redemption		(350,045)	(267,830)

		428,406	(439,367)

	￦	459,765	(360,972)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Impairment losses on:
Loans	￦	(1,021,711)	(894,722)
Available-for-sale financial assets		(254,883)	(243,895)
Other financial assets		—	(49,706)

		(1,276,594)	(1,188,323)
Reversal of impairment losses on:
Available-for-sale financial assets		12,541	13,944

	￦	(1,264,053)	(1,174,379)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Employee benefits:
Salaries	￦	2,478,136	2,475,184
Severance benefits:
Defined contribution		20,203	18,608
Defined benefit		165,706	125,552
Termination benefits		105,031	120,308

		2,769,076	2,739,652
Rent		350,718	353,879
Entertainment		33,339	33,248
Depreciation		193,927	200,811
Amortization		75,060	112,155
Taxes and dues		195,729	197,433
Advertising		255,656	229,643
Research		13,442	11,871
Others		588,121	584,191

	￦	4,475,068	4,462,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2015 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant(*1)(*2)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700

Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2015		102,389		108,356		58,764		493,079
Exercised		—		—		—		447,451

Balance at December 31, 2015		102,389		108,356		58,764		45,628

Fair value per share	￦	11,544	￦	721		—		—

(*1)	The equity instruments granted are fully vested as of December 31, 2015. The weighted average exercise price for 315,137 stock options outstanding at December 31, 2015 is ￦39,726.
(*2)	As of December 31, 2015, the exercise of the remaining stock options (4th, 5th, 6th and 7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2015 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period (*1)	4 or 5 years
Estimated number of shares vested at December 31, 2015	187,637	953,410
Fair value per share in won	￦45,926, ￦47,376 and ￦40,889 (*2)	￦39,550

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	￦45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013, ￦47,376 for the shares that are vested at December 31, 2014 and ￦40,889 for the shares that are vested at December 31, 2015, respectively.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)
Performance shares		1,599	13,878	15,477

	￦	1,520	12,905	14,425

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	(26)	(266)	(292)
5th		(18)	(291)	(309)
6th		(1)	(4)	(5)
7th		(216)	(876)	(1,092)
Performance shares		2,264	12,939	15,203

	￦	2,003	11,502	13,505

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

39.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2015 and 2014 are as follows:

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	103	1,079	1,182
5th		5	73	78
6th		—	—	—
7th		—	—	—
Performance shares		5,539	39,927	45,466

	￦	5,647	41,079	46,726

The intrinsic value of share-based payments is ￦46,726 million as of December 31, 2015. For calculating, the quoted market price ￦39,550 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	147	1,537	1,684
5th		36	573	609
6th		—	—	—
7th		4	15	19
Performance shares		6,327	33,584	39,911

	￦	6,514	35,709	42,223

The intrinsic value of share-based payments is ￦42,024 million as of December 31, 2014. For calculating, the quoted market price ￦44,450 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

40.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Other operating income
Gain on sale of assets:
Loans	￦	180,306	72,061
Others:
Gain on hedge activity		356,090	422,637
Reversal of allowance for acceptances and guarantee		33,526	2,262
Gain on trust account		5,027	5,374
Gain on other allowance		6,988	37,567
Others		392,548	376,861

		794,179	844,701

		974,485	916,762

Other operating expense
Loss on sale of assets:
Loans		(10,759)	(1,249)
Others:
Loss on hedge activity		(297,066)	(338,818)
Contribution		(274,685)	(250,159)
Loss on allowance for acceptances and guarantee		(825)	(12,867)
Loss on other allowance		(55,425)	(32,477)
Depreciation of operating lease assets		(9,895)	(9,058)
Others		(769,973)	(807,787)

		(1,407,869)	(1,451,166)

		(1,418,628)	(1,452,415)

Net other operating expenses	￦	(444,143)	(535,653)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

41.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	2,379	1,229
Investment property		5,586	123,723
Lease assets		328	1,203
Others		433	405

		8,726	126,560

Gain on sale of Investments in associates		95,485	—
Others:
Rental income on investment property		30,876	60,684
Reversal of impairment losses on intangible asset		982	—
Gain from assets contributed		714	259
Others		100,877	97,127

		133,449	158,070

		237,660	284,630

Other non-operating expense
Loss on sale of assets:
Property and equipment		(1,496)	(3,558)
Investment property		(55)	(5,168)
Lease assets		(2,714)	(2,108)
Others		(69)	(42)

		(4,334)	(10,876)

Loss on sale of investments in associates		(2,012)	(1,076)
Impairment loss on investments in associates		(9,024)	—

		(11,036)	(1,076)

Others:
Donations		(24,830)	(18,828)
Depreciation of investment properties		(13,117)	(13,795)
Impaired loss on intangible assets		(3,125)	(12,458)
Write-off of intangible assets		(960)	(1,572)
Collecting of written-off expenses		(8,088)	(4,718)
Others		(25,705)	(39,121)

		(75,825)	(90,492)

		(91,195)	(102,444)

Net other non-operating income	￦	146,465	182,186

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Current income tax expense	￦	556,558	689,216
Adjustment for prior periods		(31,101)	(1,772)
Temporary differences		67,928	(37,003)
Income tax recognized in other comprehensive income		101,234	17,524

Income tax expenses	￦	694,619	667,965

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Income before income taxes	￦	3,140,578	2,867,576
Income taxes at statutory tax rates	￦	758,345	692,384
Adjustments:
Non-taxable income		(16,421)	(31,865)
Non-deductible expense		7,862	21,874
Tax credit		(557)	(639)
Other		(42,869)	(12,017)
Refund due to adjustments of prior year tax returns		(11,741)	(1,772)

Income tax expense	￦	694,619	667,965

Effective tax rate	%	22.12	23.29

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2015 and 2014 are as follows:

	2015
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance

Unearned income	￦	(135,815)	(2,726)	—	(138,541)
Account receivable		(16,186)	2,983	—	(13,203)
Trading assets		(49,125)	(10,107)	—	(59,232)
Available-for-sale		42,673	(31,883)	80,114	90,904
Investment in subsidiaries		18,277	(12,744)	(2,512)	3,021
Valuation and depreciation of property and equipment		(146,176)	(3,014)	—	(149,190)
Derivative asset (liability)		8,172	183,598	(936)	190,834
Deposits		29,208	(13,796)	—	15,412
Accrued expenses		111,436	(16,158)	—	95,278
Defined benefit obligation		279,207	47,005	23,835	350,047
Plan assets		(237,208)	(72,425)	1,178	(308,455)
Other provisions		206,498	(3,138)	—	203,360
Allowance for acceptances and guarantees		25,914	(5,840)	—	20,074
Allowance related to asset revaluation		(44,810)	(2,178)	—	(46,988)
Allowance for expensing depreciation		(634)	56	—	(578)
Deemed dividend		1,334	248	—	1,582
Accrued contributions		13,308	(2,047)	—	11,261
Financial instruments designated at fair value through profit of loss		42,023	(201,862)	—	(159,839)
Allowances		59,732	15,783	—	75,515
Fictitious dividend		5,375	(274)	—	5,101
Liability under insurance contracts		7,683	2,555	—	10,238
Other		(2,079)	(41,327)	(445)	(43,851)

	￦	218,807	(167,291)	101,234	152,750

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦1,455 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

42.	Income tax expense (continued)

	2014
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance

Unearned income	￦	(150,138)	14,323	—	(135,815)
Account receivable		(1,898)	(14,288)	—	(16,186)
Trading assets		(18,770)	(30,355)	—	(49,125)
Available-for-sale		229,579	(148,975)	(37,931)	42,673
Investment in subsidiaries		(6,557)	25,428	(594)	18,277
Valuation and depreciation of property and equipment		(145,687)	(489)	—	(146,176)
Derivative asset (liability)		19,289	(16,346)	5,229	8,172
Deposits		25,690	3,518	—	29,208
Accrued expenses		72,321	39,115	—	111,436
Defined benefit obligation		205,116	26,346	47,745	279,207
Plan assets		(194,466)	(43,841)	1,099	(237,208)
Other provisions		232,391	(25,893)	—	206,498
Allowance for acceptances and guarantees		22,497	3,417	—	25,914
Allowance related to asset revaluation		(44,789)	(21)	—	(44,810)
Allowance for expensing depreciation		(690)	56	—	(634)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		12,236	1,072	—	13,308
Financial instruments designated at fair value through profit of loss		(28,879)	70,902	—	42,023
Allowances		36,305	23,427	—	59,732
Fictitious dividend		6,511	(1,136)	—	5,375
Liability under insurance contracts		5,765	1,918	—	7,683
Other		(95,375)	91,320	1,976	(2,079)

	￦	181,785	19,498	17,524	218,807

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦19 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2015 and 2014 are as follows:

	January 1, 2015			Changes		December 31, 2015
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,436,480	(343,858)	(346,024)	80,114	1,090,456	(263,744)
Foreign currency translation adjustments for foreign operations		(135,080)	(23,027)	(5,185)	(445)	(140,265)	(23,472)
Gain (loss) on cash flow hedge		(19,966)	4,832	3,868	(936)	(16,098)	3,896
Equity in other comprehensive income of associates		6,610	335	14,136	(2,512)	20,746	(2,177)
The accumulated other comprehensive income in separate account (*1)		7,524	(1,821)	4,079	(987)	11,603	(2,808)
Remeasurements of the defined benefit liability		(387,947)	93,812	(104,244)	25,013	(492,191)	118,825

Income tax charged or credited directly to equity	￦	907,621	(269,727)	(433,370)	100,247	474,251	(169,480)

	January 1, 2014			Changes		December 31, 2014
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,264,042	(305,927)	172,438	(37,931)	1,436,480	(343,858)
Foreign currency translation adjustments for foreign operations		(121,120)	(25,003)	(13,960)	1,976	(135,080)	(23,027)
Gain (loss) on cash flow hedge		1,641	(397)	(21,607)	5,229	(19,966)	4,832
Equity in other comprehensive income of associates		(239)	929	6,849	(594)	6,610	335
The accumulated other comprehensive income in separate account (*1)		(154)	36	7,678	(1,857)	7,524	(1,821)
Remeasurements of the defined benefit liability		(185,810)	44,968	(202,137)	48,844	(387,947)	93,812

Income tax charged or credited directly to equity	￦	958,360	(285,394)	(50,739)	15,667	907,621	(269,727)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI: other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
Tax loss carry forward (*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2015 and 2014 are as follows:

	2015	2014
Investment in associates	￦ (16,298)	(11,532)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2015 and 2014 are as follows:

	2015		2014
Deferred tax assets	￦	261,255	280,599
Deferred tax liabilities		(108,505)	(61,792)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won, except per share data)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Profit attributable to equity holders of Shinhan Financial Group	￦	2,367,171	2,081,110
Less:
Dividends on preferred stock		61,938	61,938
Hybrid bond		34,488	29,940

		96,426	91,878

Net profit available for common stock		2,270,745	1,989,232
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	4,789	4,195

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2015 and 2014 are as follows:

	2015		2014
Guarantees
Guarantee outstanding	￦	10,110,330	10,796,896
Contingent guarantees		3,036,301	4,335,333

		13,146,631	15,132,229

Commitments to extend credit
Loan commitments in won		53,677,696	52,723,778
Loan commitments in foreign currency		21,765,110	20,195,691
ABS and ABCP commitments(*)		2,668,370	2,143,308
Others		1,314,743	1,226,604

		79,425,919	76,289,381

Endorsed bills
Secured endorsed bills		29,549	51,043
Unsecured endorsed bills		7,542,862	10,914,587

		7,572,411	10,965,630

Loans sold with recourse		2,099	2,099

	￦	100,147,060	102,389,339

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. As the Group’s interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦492,195 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2015 are as follows.

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The Group is in progress with its second appeal.	43,761
Compensation for a loss	1	The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first and second court decided partially in favor of the plaintiff, and therefore, the Group has paid the claim amount. The Group is in progress with its third appeal.	47,200
Lehman Brothers Special Financing Inc(LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers and also claimed. It was contrary to US bankruptcy law. The Group is currently in its first trial.	12,000
Void Contract and Return of Unjust Enrichment	1	Claims to void or cancel currency futures option. The Group is in progress with its second and third appeal, and recognizes provisions for the expected loss.	68,875
VAN Fee Fixing	4	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 4 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. All cases are currently pending in their third appeal.	13,456
Others	219	Compensation for a loss claim, etc.	332,644

	227		517,936

As of December 31, 2015, the Group recorded ￦25,945 million as provisions and ￦1,656 million as liabilities under insurance contracts with respect to these lawsuits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2015 and 2014 are as follows:

	2015		2014
Cash and due from banks	￦	22,037,236	20,608,513
Due from financial institutions with a maturity over three months from date of acquisition		(4,590,643)	(4,739,947)
Restricted due from banks		(12,839,342)	(10,264,156)

	￦	4,607,251	5,604,410

(b)	Significant non-cash activities for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Debt-equity swap	￦	34,218	57,335
Transfers from construction-in-progress to property and equipment		3,255	4,054
Transfers between property and equipment and investment property		3,122	26,751
Transfers from property and equipment to assets held for sale		—	3,196
Transfers from investment property to assets held for sale		—	1,841

(c)	For the year ended December 31, 2015, the cash out flows related to the investments in Nam An Securities Co., Ltd., PT Bank Metro Express, PT Centratama Nasional Bank and PT. Shinhan Indo Finance amounted to ￦163,172 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2015 and 2014 are as follows:

Related party	Account	2015		2014
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	￦	99,953	49,980
”	Loans		160,000	200,000
”	Credit card loans		2,165	2,011
”	Allowances		(479)	(624)
”	Deposits		1,061	1,184
”	Provisions		55	78
UAMCO., Ltd.	Loans		23,100	—
”	Credit card loans		42	43
”	Allowances		(32)	(1)
”	Deposits		410	28,801
”	Provisions		46	50
Pohang TechnoPark2PFV	Deposits		14,662	14,666
BNP Paribas Cardif Life Insurance	Other assets		118	115
”	Credit card loans		108	119
”	Allowances		(1)	(1)
”	Accrued expenses		153	—
”	Deposits		644	194
”	Provisions		1	1
BNPParibas Cardif General Insurance	Credit card loans		28	26
”	Allowances		(1)	(1)
”	Deposits		12	7
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		55	76
Kukdong Engineering & Construction CO., LTD	Credit card loans		11	17
”	Allowances		(1)	(1)
”	Deposits		5,388	6,986
”	Provisions		15	—
Dream High Fund III	Deposits		4	301
SH Rental Service	Deposits		219	—
SM New Technology Business Investment Fund I	Accounts receivable		55	—
Midas Dong-A Snowball Venture Fund	Deposits		303	—
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		1,463	—
SP New Technology Business investment Fund I	Accounts receivable		19	5
”	Deposits		283	—
EQP Global Energy Infrastructure Private Equity Fund	Deposits		3	—
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		174	—
JAEYOUNG SOLUTEC CO., LTD.	Loans		15,276	—
”	Credit card loans		40	—
”	Allowances		(160)	—
”	Deposits		15,261	—
”	Provisions		15	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

46.	Related parties (continued)

Related party	Account	2015		2014
Partners 4th Growth Investment Fund	Deposits		2,704	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		163	—
Key management personnel and their immediate relatives:	Loans		3,415	4,642

	Assets	￦	303,993	256,330
	Liabilities		42,757	52,344

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2015 and 2014 are as follows:

Related party	Account	2015		2014
Investments in associates
Aju Capital co., Ltd	Interest income	￦	6,440	5,638
”	Fees and commission income		291	487
”	Other operating income		23	202
”	Reversal of credit losses		148	—
”	Interest expense		(1)	(1)
”	Fees and commission expense		(694)	(1,693)
”	Provision for credit losses		(2)	(340)
UAMCO., Ltd	Interest income		4	40
”	Fees and commission income		9	7
”	Other operating income		4	—
”	Reversal of credit losses		—	1
”	Interest expense		—	(1)
”	Provision for credit losses		(32)	—
Pohang TechnoPark2PFV	Interest expense		(15)	(15)
BNP Paribas Cardif Life Insurance	Fees and commission income		1,994	1,731
”	Provision for credit losses		(1)	—
”	Non-operating expense		(847)	—
”	Other operating expense		(7)	(4)
Kukdong Engineering & Construction CO., LTD	Interest income		26	—
”	Fees and commission income		16	15
”	Reversal of credit losses		1	—
”	Interest expense		(35)	(40)
”	Fees and commission expense		(3)	(4)
”	Other operating expenses		(15)	—
”	Provision for credit losses		—	(1)
BNPParibas Cardif General Insurance	Fees and commission income		10	9
”	Provision for credit losses		(1)	—
”	Reversal of credit losses		—	1
Shinhan K2 Secondary Fund	Fees and commission income		116	465
Dream High Fund III	Interest expense		(5)	(6)
Midas Dong-A Snowball Venture Fund	Fees and commission income		30	—
”	Interest expense		(3)	—
SHC-EN Fund	Fees and commission income		54	8
SP New Technology Business investment Fund I	Fees and commission income		79	5
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		39	—
”	Interest expense		(2)	—
SH Rental Service	Interest expense		(1)	—
SM New Technology Business Investment Fund I	Fees and commission income		96	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		616	—
”	Fees and commission income		1	—
”	Interest expense		(47)	—
”	Provision for credit losses		(160)	—
”	Other operating expense		(15)	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

46.	Related parties (continued)

Related party	Account	2015		2014
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		21	21
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		391	—
Partners 4th Growth Investment Fund	Interest expense		(6)	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		506	—
Key management personnel and their immediate relatives
Interest income			119	170

		￦	9,142	6,624

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Short-term employee benefits	￦	18,462	18,711
Severance benefits		393	422
Share-based payment transactions		6,318	6,541

	￦	25,173	25,674

(d)	The guarantees provided between the related parties as of December 31, 2015 and 2014 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2015		2014	Account
Shinhan Bank	Aju Capital Co., Ltd.	￦	50,000	50,000	Unused credit line
	”		—	50,000	Security underwriting commitment
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	UAMCO., Ltd.		89,100	112,200	Unused credit line
	”		89,950	179,900	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.		1,574	—	Performance guarantees
	Neoplux Technology Valuation Investment Fund		18,000	—	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	—	Unused credit
	”		469	—	Import letter of credit

		￦	259,693	402,100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

46.	Related parties (continued)

(e)	Details of collaterals provided by the related parties as of December 31, 2015 and 2014 were as follows:

Provided to	Provided by	Pledged assets	2015		2014
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	￦	160,000	—
	BNP Paribas Cardif Life Insurance	Government bonds		13,676	12,770
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	—
	”	Guarantee insurance policy		7,214	—

			￦	201,704	12,770

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2015 and 2014 are as follows:

	2015		2014
Borrowings from trust account	￦	2,972,023	2,020,712
Accrued fees on trust accounts		21,515	16,227
Accrued interest expense		998	526

(b)	Transactions with trust business for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
Trust management fees	￦	71,753	49,877
Fees on early withdrawal		1	—
Interest on borrowings from trust account		44,986	44,899

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

48.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2015 and 2014 are as follows:

	2015		2014
Total assets:
Asset-backed securitization	￦	83,587,652	33,603,260
Structured financing		55,864,638	52,342,495
Investment fund		34,418,872	29,096,759

	￦	173,871,162	115,042,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2015 and 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	￦	142	214	322	670

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	￦	1,200	—	658	1,858

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

ii)	Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2015 and 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	￦	9,897,750	6,813,325	2,482,260	19,193,335

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	￦	3,643,299	5,386,477	2,854,508	11,884,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

49.	Business Combinations

(a)	General information

On August 14, 2015, the Group acquired 40% of voting shares of PT Bank Metro Express (“BME”), a local bank located in Indonesia. Subsequently, on November 30, 2015, the Group acquired additional 50% of voting shares of BME, and also participated in the increase of the paid-in capital of BME, which made the Group’s total shareholding of BME up to 97.76%. In addition, on December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), another local bank also located in Indonesia, and obtained the control of CNB.

On December 1, 2015, the Group obtained control of Swadharma Indotama Finance, a finance company located in Indonesia, by acquiring 50% + 1 of the shares and changed the company’s name to Shinhan Indo Finance. In addition, on July 16, 2015, the Group obtained control of Nam An Securities Co., Ltd. in Vietnam by acquiring 100% of its shares.

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of BME, CNB, Shinhan Indo Finance and Nam An Securities as of acquisition dates were as follows:

	BME(*1, 2)		CNB(*3)	Shinhan Indo Finance	Nam An Securities
Asset:
Cash and due from banks	￦	35,509	23,577	602	3,258
Loans and receivables		136,086	51,443	67,982	—
Property and equipment		4,176	3,815	2,629	1
Other assets		3,195	782	108	90

		178,966	79,617	71,321	3,349
Liabilities:
Deposits		84,253	66,179	—	56
Borrowings		—	—	54,757	—
Provisions		1,523	837	225	4
Other liabilities		773	520	837	9

		86,549	67,536	55,819	69

The fair value of the identifiable assets acquired and liabilities assumed	￦	92,417	12,081	15,502	3,280

(*1)	Loans were measured as carrying amount since the difference between fair value and carrying amount was not significant.
(*2)	Identifiable intangible assets represent the estimated amount of cost savings of deposits which were discounted to the present value.
(*3)	The Group utilized the CNB’s financial statements since the accounting treatments for a business combination has not been completed by the end of the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of won)

49.	Business Combinations (continued)

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	BME		CNB	Shinhan Indo Finance	Nam An Securities
Consideration transferred (Cash)	￦	98,391	30,782	10,600	4,498
Fair value of previously held equity interest		25,273	—	—	—

		123,664	30,782	10,600	4,498
Fair value of identifiable net assets		(92,417)	(12,081)	(15,502)	(3,280)
Non-controlling interest(*)		2,070	3,020	7,751	—

Goodwill	￦	33,317	21,721	2,849	1,218

(*)	Non-controlling interests were measured in proportionate interest in the recognized amount of the fair value of identifiable net assets.

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ￦2,638 million on legal fees and due diligence costs. These costs were included in the administrative expenses.